C$ unless otherwise stated
For Immediate Release
February 7, 2013

Manulife Financial reports 2012 net income of $1.7 billion, core earnings of $2.2 billion, a strong regulatory capital ratio of 211 per cent, and record insurance and wealth sales.

Substantive progress made on our strategic priorities in the fourth quarter of 2012:

•
Developing our Asian opportunity to the fullest – Achieved record wealth sales1,2, more than double last year.  Total insurance sales increased 20 per cent compared with fourth quarter 2011, with record insurance sales in Indonesia driven by robust growth in both the agency and bank channels, and double digit insurance sales growth in Hong Kong driven by agency growth.  We also enhanced our distribution network with additional partners in Japan.

•
Growing our wealth and asset management businesses in Asia, Canada, and the U.S. –Manulife Asset Management had record institutional sales, we launched the Strategic Income Fund in Japan, contributing to record2 wealth sales in Asia; we achieved record mutual fund sales and assets under management in Canada; and also generated record mutual fund and 401(k) sales and assets under management in the U.S., all contributing to record funds under management1 for the company as a whole.

•
Continuing to build our balanced Canadian franchise – Maintained leading market positions in group businesses with strong sales growth in both Group Benefits and Group Retirement Solutions3; record lending assets for Manulife Bank; and completed the acquisition of Benesure Canada in early January 2013.

•
Continuing to grow higher ROE, lower risk U.S. businesses – Double digit sales growth in life insurance over the fourth quarter of 2011; two additional state approvals for Long-Term Care in-force re-pricing; recorded $1.2 billion of positive net flows in mutual funds; and added new mutual funds to platforms at key firms.

Highlights for the fourth quarter of 20124:
•	Reported net income attributed to shareholders of $1,057 million.
•
Delivered core earnings1 of $537 million, slightly below 3Q12 due to the impact of increased acquisition costs on higher wealth sales, higher insurance sales expenses and systems costs in Asia, and increased macro hedging costs.

•	Generated strong insurance sales growth5 of 49 per cent to $929 million.
•	Delivered a 31 per cent increase in wealth sales to $10.4 billion.
•	Strengthened MLI’s MCCSR ratio by seven points over prior quarter.
•	Achieved record funds under management1 (“FUM”) of $532 billion.
•	Generated strong investment gains of $368 million, despite the fact that the impact of equity markets and interest rates was almost neutral.
•	Increased new business embedded value1 (“NBEV”) by 71 per cent to $245 million.
•	Reported net income in accordance with U.S. GAAP1 of $237 million.

1	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

2	Wealth sales were a record excluding sales of variable annuities.

3	Based on quarterly LIMRA industry sales report as at September 30, 2012.

4	Unless otherwise indicated, comparatives refer to the three month period ended December 31, 2012 versus the three month period ended December 31, 2011.

5
Sales, premiums and deposits and funds under management growth (decline) rates are quoted on a constant currency basis. Constant currency is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

February 7, 2013 – Press Release Reporting Fourth Quarter Results

TORONTO – Manulife Financial Corporation (“MFC” or “Manulife”) announced today net income attributed to shareholders of $1,057 million, for the fourth quarter ended December 31, 2012, accompanied by strong growth in insurance and wealth sales.  Fully diluted earnings per common share (“EPS”) was $0.56 and return on common shareholders’ equity (“ROE”) was 18.2 per cent for the fourth quarter ended December 31, 2012.  For the full year, Manulife reported net income attributed to shareholders of $1,736 million, diluted EPS of $0.88 and ROE of 7.1 per cent.

In the fourth quarter of 2012 Manulife generated $537 million of core earnings.  Fully diluted core earnings per common share (“core EPS”)6 was $0.28 and core return on common shareholders’ equity (“core ROE”)6 was 9.0 per cent. For the full year, Manulife reported core earnings of $2,187 million, core EPS of $1.12 and core ROE of 9.1 per cent.

Donald Guloien, President and Chief Executive Officer, stated "We made significant progress towards our strategic priorities in 2012 – we ended 2012 with record7 annual sales in both our insurance and wealth businesses; Manulife Asset Management added significant new institutional mandates; our Asian franchise delivered strong growth by expanding our distribution networks, including growing our bancassurance partnerships; and we generated another all time record funds under management.”

“Since 2010, we have enjoyed a positive progression in earnings and improved our annual net income by $1.6 billion over 2011. We believe that Manulife is well positioned to continue to deliver disciplined and sustainable growth to meet our objectives of $4 billion in core earnings and 13 per cent core ROE by 20168,” added Mr. Guloien.

Steve Roder, Chief Financial Officer, stated “We generated strong financial results for the fourth quarter – we substantially increased sales in both our insurance and wealth businesses and generated $1.1 billion of net income for the period. As a result of our robust sales, we significantly increased our new business embedded value. In addition, our Investment Division continued to deliver solid investment gains. We ended the quarter with a strengthened capital position of 211 per cent, a seven point improvement over the third quarter.”

“We are pleased with the strong income we generated this quarter, however investment gains, and to a lesser extent tax items, were significant contributors that cannot be counted on in the future. It is as a result of this variability that we introduced the core earnings metric. Core earnings, which this quarter were lower than net income, helps analysts and investors assess our underlying earnings capacity,” added Mr. Roder.

Highlights for the Fourth Quarter of 2012 and Full Year 2012:

•	Reported net income attributed to shareholders of $1,057 million for the fourth quarter of 2012 and $1,736 million for the full year 2012:

–
Fourth quarter earnings included strong investment gains of $368 million and $264 million of tax related gains that were considered material and exceptional in nature.  We released $182 million of provisions related to prior years’ uncertain tax positions on one item and we reported a net release of $82 million related to interest on a tax contingency for leasing transactions.

•	Delivered core earnings of $537 million for the fourth quarter of 2012, marginally below the third quarter of 2012, and delivered core earnings of $2,187 million for the full year 2012:

–
Compared with fourth quarter 2011, core earnings increased by $164 million. The increase was driven by a combination of increased fee income on funds under management and the significant improvement in new business margins as a result of pricing actions and improvement in business mix which was partially offset by a number of items in the fourth quarter 2012 that netted to a small negative.

6	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

7	Wealth sales were a record excluding sales of variable annuities.

8	See “Caution regarding forward-looking statements” below.

February 7, 2013 – Press Release Reporting Fourth Quarter Results

–
Compared with third quarter 2012, core earnings declined by $19 million, due to the impact of increased acquisition costs on higher wealth sales, higher insurance sales expenses and systems costs in Asia, and increased macro hedging costs.

–
Full year core earnings increased by $18 million compared with 2011. The increase included a number of offsetting items.  Improved new business margins, increased fee income, higher scheduled release of variable annuity guarantee margins and the non-recurrence of material Property and Casualty Reinsurance claims were mostly offset by additional macro equity hedging costs and amortization of unrealized pension losses, in addition to higher business development and project related expenses.

•	Generated strong insurance sales growth of 49 per cent over the fourth quarter of 2011 and delivered record insurance sales for 2012:

–
Insurance sales were $929 million in the fourth quarter of 2012, an increase of 49 per cent compared with fourth quarter of 2011 driven by strong single premium sales in Group Benefits; a 20 per cent increase in Asia insurance sales; and an improvement of 13 per cent in U.S. sales, mainly driven by successful new product offerings with favourable risk characteristics.

–	Record insurance sales exceeded $3.3 billion for 2012, an increase of 33 per cent compared with 2011.

•	Delivered a 31 per cent increase in wealth sales over the fourth quarter of 2011 and record9 wealth sales for 2012:

–
Wealth sales of $10.4 billion in the fourth quarter of 2012 reflected record sales in Asia which were more than double those in the fourth quarter of 2011; record mutual fund sales and increased sales in Group Retirement Solutions in Canada which were more than offset by the decline in annuity sales and lower new loan volumes; and record quarters for both mutual funds and 401(k) businesses in the U.S.

–	Record9 wealth sales were almost $36 billion for full year 2012, an increase of four per cent compared with 2011, despite restrictions placed on annuity sales by the Company.

•	Strengthened The Manufacturers Life Insurance Company’s (“MLI”) Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio by seven points over September 30, 2012 to 211 per cent:

–
The improvement in MLI’s capital position from the end of the third quarter of 2012 reflects the contribution from fourth quarter earnings, reinsurance of a portion of the Japanese life business and a $200 million preferred share issuance during the quarter.

–
Further to the 2013 MCCSR Guideline, MLI’s MCCSR ratio is estimated to increase by approximately four points on a pro forma basis to 215 per cent as of January 1, 2013.  The increase is attributable to revisions to lapse risk required capital rules.

•	Achieved record funds under management of $532 billion as at December 31, 2012.

•
Continued to generate strong investment gains of $368 million during the quarter, $50 million of which is included in core earnings. Fixed income and alternative long-duration asset investing along with excellent credit experience accounted for the vast majority of our investment gains for both the quarter and the full year.

•
Reported embedded value10 of $38.0 billion as at December 31, 2012, representing an increase of $1.9 billion over that reported at December 31, 2011. Increases in embedded value were driven by normal operating activities including the impact of new business, offset by shareholder dividends and depreciating foreign currencies relative to the Canadian dollar.

•	Generated new business embedded value10 (“NBEV”) of $245 million in the fourth quarter of 2012, an increase of 71 per cent over the fourth quarter of 2011.

•	Received two additional state approvals on Long-Term Care price increases on in-force retail business during the quarter bringing our total to 43 states.

9	Wealth sales were a record excluding sales of variable annuities.

10	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

February 7, 2013 – Press Release Reporting Fourth Quarter Results

•
Reduced equity market sensitivities during the quarter by adding $250 million of equity future notional value to the macro hedging program and adding approximately $700 million of in-force guarantee value to the dynamic hedging program. A further $250 million of macro hedges were added in January 2013 due to favourable market conditions.

•
Reported net income in accordance with U.S. GAAP for the fourth quarter of $237 million, or $820 million lower than our results under the Canadian version of IFRS11, and total equity in accordance with U.S. GAAP was $16 billion higher than under IFRS. The primary driver of the quarter’s lower U.S. GAAP earnings compared to IFRS earnings relates to variable annuity accounting differences.  For the full year 2012, net income attributed to shareholders in accordance with U.S. GAAP was $2,557 million versus $1,736 million under IFRS.

	Quarterly Results			Full Year Results
C$ millions (unless otherwise stated)	4Q 2012	3Q 2012	4Q 2011	2012	2011
Net income (loss) attributed to shareholders	$1,057	$(227)	$(69)	$1,736	$129
Preferred share dividends	29	31	21	112	85
Common shareholders’ net income (loss)	$1,028	$(258)	$(90)	$1,624	$44
Reconciliation of core earnings to net income (loss) attributed to shareholders:
Core earnings(1)	$537	$556	$373	$2,187	$2,169
Investment related gains in excess of core investment gains	318	363	261	937	1,290
Core earnings plus investment related gains in excess of core investment gains	$855	$919	$634	$3,124	$3,459
Other reconciling items:
Direct impact of equity markets and interest rates	(18)	(88)	153	(758)	(1,064)
Changes in actuarial methods and assumptions (other than URR) and goodwill impairment	(87)	(1,206)	(663)	(1,281)	(1,416)
Other items(2)	307	148	(193)	651	(850)
Net income (loss) attributed to shareholders	$1,057	$(227)	$(69)	$1,736	$129
Basic earnings (loss) per common share (C$)	$0.56	$(0.14)	$(0.05)	$0.90	$0.02
Diluted earnings (loss) per common share (C$)	$0.56	$(0.14)	$(0.05)	$0.88	$0.02
Diluted core earnings per common share (C$)(1)	$0.28	$0.29	$0.19	$1.12	$1.14
Return on common shareholders’ equity (ROE) (%)	18.2%	(4.5)%	(1.6)%	7.1%	0.2%
Core ROE (%)(1)	9.0%	9.3%	6.1%	9.1%	9.1%
Funds under management (C$ billions) (1)	$532	$515	$500	$532	$500

(1) This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
(2) For a more detailed description see Sections B1 and B2 below.

11
The Canadian version of IFRS uses IFRS as issued by the International Accounting Standards Board. However because IFRS does not have an insurance contract measurement standard, we continue to use the Canadian Asset Liability Method (CALM).

February 7, 2013 – Press Release Reporting Fourth Quarter Results

SALES AND BUSINESS GROWTH

Asia Division

Robert Cook, Senior Executive Vice President and General Manager, Asia Division, stated, “I am very pleased with our full year 2012 results – the Asia Division achieved record12 sales for both insurance and wealth (excluding variable annuities) products.  In addition, our fourth quarter wealth sales were over $2 billion, a new record12, and evidence that our product diversification strategy is succeeding. We continue to successfully build a diverse, multi-channel distribution platform across the region. In 2012, we secured and deepened strategically important distribution agreements with key bank partners in Japan and Indonesia; achieved strong growth in our professional agency force in several key markets; and successfully expanded our presence in the Managing General Agent channel into the retail market in Japan. We also became the first foreign owned life insurer to commence operations in Cambodia, and we expanded our broad geographic footprint in China with our 50th city license.”

Asia Division’s fourth quarter insurance sales were US$362 million, an increase of 20 per cent compared with the same quarter of 2011.  Full year insurance sales of US$1.4 billion were 16 per cent higher than 2011.

•
Indonesia reported record quarterly insurance sales of US$34 million, a 51 per cent increase compared with fourth quarter 2011, driven by strong growth in both our agency and bank channels. The strong full year growth of 46 per cent was driven by an expanded bancassurance channel which grew 140 per cent compared to 2011.

•
Japan insurance sales for the fourth quarter of US$188 million were 36 per cent higher than fourth quarter 2011. Strong sales of our increasing term product in advance of price increases were partially offset by lower cancer product sales which were impacted by tax changes implemented in the first half of the year.  Full year sales reached a record level of US$767 million, 11 per cent higher than record sales in 2011, a result of strong cancer product sales in the first half of the year and increasing term sales in the second half of 2012.

•
Hong Kong fourth quarter insurance sales of US$65 million were 14 per cent higher than fourth quarter 2011.  Full year sales reached a record US$257 million, up 23 per cent over 2011. Sales growth over 2011 was primarily driven by expanded agency distribution, as well as continued strong sales throughout 2012 of our participating life product, including a run up of sales prior to price increases in the second quarter of 2012.

•
Asia Other insurance sales (excludes Hong Kong, Japan and Indonesia) for the fourth quarter were US$75 million, or nine per cent below the same period in 2011, while full year sales of US$302 million were 15 per cent higher than 2011. The decline relative to the fourth quarter 2011 was due to product changes in Taiwan.  The full year sales growth over the prior year was driven primarily by expanded agency distribution.

Asia Division’s fourth quarter wealth sales were US$2.1 billion, more than double sales in the fourth quarter of 2011.  On a full year basis, wealth sales of US$5.7 billion increased 36 per cent over 2011.

•
Japan fourth quarter wealth sales of US$694 million were three times the same period a year ago, and on a full year basis, sales of $1.7 billion were more than double those of the prior year.  Growth was fueled by the successful launch of the Strategic Income Fund, which reported sales of over US$550 million in the fourth quarter, and continued strong sales of the Australian dollar denominated fixed annuity product.

•	Indonesia achieved record wealth sales of US$449 million in the fourth quarter, four times higher than fourth quarter 2011, and full year 2012 sales surpassed the US$1 billion milestone.

12	Wealth sales were a record excluding sales of variable annuities.

February 7, 2013 – Press Release Reporting Fourth Quarter Results

Strong performance was recorded in all product lines, with mutual fund sales seven times higher than in 2011 and unit linked sales through our bank partners up 157 per cent.

•
Hong Kong fourth quarter wealth sales of US$321 million were 74 per cent higher than the same period a year ago and included a successful start in capturing transfer cases following the November launch of the Mandatory Provident Fund’s new Employee Choice Arrangement.  Full year results of US$792 million were down 15 per cent from 2011, primarily as a result of a change in client preferences for bond funds over equity funds in 2012.

•
Asia Other wealth sales (excludes Hong Kong, Japan and Indonesia) for the fourth quarter were US$668 million, 78 per cent higher than the same period a year ago, and full year sales of US$2.2 billion were up 13 per cent over 2011.  Strong mutual fund sales in Taiwan as well as unit linked sales in the Philippines were the key contributors to the growth.

Asia Division continues to execute on our longer term growth strategy by expanding agency and bank channel distribution capacity.

•	Contracted agents ended the year at 53,700, a seven per cent increase from the end of 2011 with significant growth in Hong Kong, Indonesia, the Philippines and China.

•
Bank channel total insurance and wealth sales, on an annualized premium equivalent basis, were US$159 million in the fourth quarter.  This increase of 73 per cent compared with the same period in 2011 was attributed to the expanded distribution in Indonesia, particularly our exclusive agreement with Bank Danamon.  In Japan, sales of mutual funds through the bank channel picked up considerably as a result of the successful launch of the Strategic Income Fund.

Canadian Division

“In 2012, we continued to successfully build our diversified Canadian franchise,” said Marianne Harrison, Senior Executive Vice President and General Manager, Canadian Division. “We achieved record full year sales in several business lines, namely: Group Benefits, Manulife Mutual Funds and Affinity Markets, and Group Retirement Solutions once again led the defined contribution market in sales13. We continued to drive our desired shift in product mix, reducing the proportion of insurance and variable annuity sales with guaranteed features. We expanded our distribution reach: welcoming new advisors, extending existing relationships and enhancing support to our distribution partners. On January 4th, 2013 we completed our acquisition of Benesure Canada Inc., strategically positioning us as the leading provider of mortgage creditor insurance through mortgage brokers in Canada.”

Group Benefits and Group Retirement Solutions (“GRS”) both led the Canadian industry in sales in 201213. Group Benefits’ full year sales exceeded $1 billion, an industry record, benefitting from strong single premium sales and good growth across diverse market segments. Fourth quarter Group Benefits sales of $333 million were more than three times higher than the fourth quarter of 2011. GRS’ full year sales of $1.1 billion increased 17 per cent from 2011 levels, while fourth quarter sales of $223 million were 45 per cent higher than the fourth quarter of 2011. Successful cross selling efforts contributed to the strong sales growth in both group businesses.

Individual Wealth Management’s fourth quarter sales of $2.3 billion increased nine per cent from third quarter 2012 levels, reflecting record quarterly deposits in Manulife Mutual Funds (“MMF”).  Sales were eight per cent below the fourth quarter of 2011, and full year sales were seven per cent below 2011 levels, reflecting our actions to moderate variable annuity sales in the current macro-economic environment.

•
Record quarterly MMF sales of $738 million in the fourth quarter of 2012 increased 61 per cent from the third quarter of 2012 and were more than twice fourth quarter 2011 levels, driving full year sales to a record $2.1 billion. This strong momentum reflects our expanded distribution

13	Based on quarterly LIMRA industry sales report as at September 30, 2012.

February 7, 2013 – Press Release Reporting Fourth Quarter Results

reach, continued strong performance in balanced and fixed income fund categories, and success of a number of funds launched in 2012.  Year-over-year, MMF was the fastest growing mutual fund franchise of the top ten fund companies in Canada14. Record MMF assets under management (“AUM”) of over $20 billion at December 31, 2012 increased 17 per cent over December 31, 2011, while the industry grew ten per cent according to IFIC14.

•
Manulife Bank had record assets of over $21 billion at December 31, 2012, seven per cent higher than at the end of 2011, driven by strong client retention and stable new lending volumes of $4.6 billion in 2012, modestly below 2011 levels. New lending volumes of $1.1 billion for the fourth quarter were consistent with third quarter 2012 levels and ten per cent below the same period last year, reflecting the impact of the current regulatory and competitive environment.

•
Sales of variable annuity products of $379 million in the fourth quarter and $2 billion for the year were significantly below the comparative 2011 levels, reflecting the anticipated impact of product changes throughout the year 2012. Fixed rate product sales also continued at lower levels, reflecting the continued low interest rate environment.

Individual Insurance sales in 2012 continued to align with our strategy to reduce new business risk, with a significantly lower proportion of sales with guaranteed long-duration features compared to 2011.  Manulife has led the industry with changes to guaranteed long-duration products, the anticipated impact of which was reflected in the year-over-year sales result.  Fourth quarter sales of recurring premium products of $58 million were 22 per cent lower than the fourth quarter of 2011; full year sales declined by eight per cent from 2011 levels. Fourth quarter single premium sales of $82 million were modestly ahead of fourth quarter 2011 levels. Record full year single premium product sales increased 16 per cent from 2011 levels, driven by continued expansion in travel insurance.

U.S. Division

Craig Bromley, Senior Executive Vice President and General Manager, U.S. Division, reported, "We are extremely pleased with our full year results, as record fourth quarter and full year sales in Retirement Plan Services and Mutual Funds contributed to record funds under management in both businesses. We are entering 2013 with strong momentum and sales potential in these businesses.  In addition, fourth quarter insurance sales increased 13 per cent over the fourth quarter of 2011, and included an increase in sales of products with reduced risk and higher return potential.”

Wealth management full year sales were US$20.2 billion, an increase of three per cent compared with the prior year.  The sales increases of 28 per cent in John Hancock Retirement Plan Services (“JH RPS”) and eight per cent in John Hancock Mutual Funds (“JH Funds”) were partially offset by lower annuity product sales.  Sales in the fourth quarter of 2012 were US$5.9 billion, an increase of 31 per cent compared with the fourth quarter of 2011.

•
JH RPS sales of US$2.0 billion in the fourth quarter of 2012 were a record quarterly result and represented an increase of 44 per cent compared with the fourth quarter 2011. JH RPS capitalized on the high plan turnover in the market including the exit of a key competitor. For the full year, JH RPS achieved record sales of US$6.0 billion, an increase of 28 per cent over 2011.  Together with favourable equity markets this helped drive funds under management to a record US$72 billion as of December 31, 2012, a 14 per cent increase from December 31, 2011. In addition, JH RPS’ “TotalCare” product, a full service group annuity launched in the third quarter of 2012, has started to gain traction in the 401(k) market.

•	JH Funds achieved record quarterly sales of US$3.7 billion in the fourth quarter of 2012, a 54 per cent increase from fourth quarter 2011 and record full year sales of US$13 billion with

14	Based on reporting from the Investment Funds Institute of Canada (IFIC) as at December 31, 2012.

February 7, 2013 – Press Release Reporting Fourth Quarter Results

increases across all channels. These results propelled funds under management as of December 31, 2012 to a record US$42 billion, a 24 per cent increase from December 31, 2011. A strong product line and success in adding our funds to strategic partner recommended lists, as well as a focused sales and marketing campaign, helped to drive these results. As of December 31, 2012, JH Funds offered 23 Four- or Five-Star Morningstar15 rated equity and fixed income mutual funds.

•
The John Hancock Lifestyle and Target Date portfolios offered through our mutual fund, 401(k), variable annuity and variable life products had assets under management of US$80.0 billion as of December 31, 2012, a 13 per cent increase over December 31, 2011. As of December 31, 2012, John Hancock was the fourth largest manager of assets in the U.S. for Lifestyle and Target Date funds offered through retail mutual funds and variable insurance products16.

Insurance sales in the U.S. for the fourth quarter of 2012 increased 13 per cent compared with the same period in the prior year, mainly driven by successful new product offerings with favourable risk characteristics. Full year sales were four per cent lower than 2011. We continued to execute on strategies to reduce risk and increase margins.

•
John Hancock Life (“JH Life”) fourth quarter 2012 sales of US$163 million were up 18 per cent over fourth quarter 2011. Newly launched products continued to contribute to the sales success, with Protection UL sales of US$65 million and Indexed UL sales of US$15 million.  Full year sales of US$543 million outpaced the prior year by 12 per cent and the business successfully executed its transition to lower risk products.

•
John Hancock Long-Term Care (“JH LTC”) sales of US$10 million in the fourth quarter declined 33 per cent compared with the same period in 2011, reflecting the impact of price increases.  Our new product, launched in 43 states as of December 2012, offers an innovative alternative to traditional inflation options and is gaining traction in the market.  Full year sales of US$56 million were 61 per cent lower than 2011 due to the non-recurrence of the 2011 Federal Long Term Care plan open enrollment period and the price increases referred to above.

Investment Division

Warren Thomson, Senior Executive Vice President and Chief Investment Officer, said, “For the general fund, we continued to deliver strong investment gains driven by credit experience which reflects the strength of our underwriting, the positive impact of fixed income trading which included the redeployment of treasuries into spread products, and the purchase of alternative long-duration assets. The alternative long-duration assets originated during 2012 further diversified our portfolio and continue to enhance our risk-adjusted returns. The acquisitions were across various asset classes including real estate, timberland, private equities, and infrastructure. We continue to focus our acquisitions on high quality, good relative value assets.”

“Manulife Asset Management experienced significant growth in 2012 across its global franchise, with assets under management increasing by 12 per cent to $237.6 billion,” said Mr. Thomson. “Our strong investment performance is yielding tangible results across many asset classes. We successfully launched several new products which have enabled us to meet our retail clients’ needs, and we have been awarded new institutional mandates in North America and Asia which

15
For each fund with at least a 3-year history, Morningstar calculates a Morningstar Rating based on a Morningstar Risk-Adjusted Return that accounts for variation in a fund’s monthly performance (including effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category, the next 22.5%, 35%, 22.5% and bottom 10% receive 5, 4, 3, 2 or 1 star, respectively. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance associated with its 3-, 5- and 10 year (if applicable) Morningstar Rating metrics. Past performance is no guarantee of future results. The overall rating includes the effects of sales charges, loads and redemption fees, while the load-waived does not. Load-waived rating for Class A shares should only be considered by investors who are not subject to a front-end sales charge.

16	Source: Strategic Insight. Includes Lifestyle and Lifecycle (Target Date) mutual fund assets and fund-of-funds variable insurance product assets (variable annuity and variable life).

February 7, 2013 – Press Release Reporting Fourth Quarter Results

have contributed to significant growth in institutional AUM. In the fourth quarter we were awarded a substantial institutional fixed income investment mandate.”

Assets managed by Manulife Asset Management increased by $26.2 billion to $237.6 billion as at December 31, 2012 from $211.4 billion as at December 31, 2011. At December 31, 2012, Manulife Asset Management had a total of 65 Four- and Five-Star Morningstar rated funds, an increase of seven funds from December 31, 2011. A broad array of investment awards were garnered in 2012 in recognition of our strong investment performance that is being driven by our continuing investment in portfolio management talent across our global platform.

CORPORATE ITEMS

In a separate news release today, the Company announced that the Board of Directors approved a quarterly shareholders’ dividend of $0.13 per share on the common shares of the Company, payable on and after March 19, 2013 to shareholders of record at the close of business on February 20, 2013.

The Board of Directors approved that in respect of the Company’s March 19, 2013 common share dividend payment date, the Company will issue common shares in connection with the reinvestment of dividends and optional cash purchases pursuant to the Company’s Canadian Dividend Reinvestment and Share Purchase Plan and its U.S. Dividend Reinvestment and Share Purchase Plan.

AWARDS & RECOGNITION

In New York, Manulife Financial was recognized by leading U.S. governance and compliance publication, Corporate Secretary, as having the Best Overall Corporate Governance in the International category at the annual Corporate Governance Awards.

In Canada, the Women’s Executive Network named Dr. Gail Cook-Bennett, Board Chair and Lynda Sullivan, Group Chief Accounting Officer among its 2012 Canada’s Most Powerful Women: Top 100 award winners. Dr. Gail Cook-Bennett was also recognized by Women of Influence Inc. as a 2012 Canadian Diversity Champion.

In Hong Kong, Manulife (International) Limited was designated Hong Kong’s “Company For Financial Planning Excellence of the Year” in the insurance category at the South China Morning Post/Institute of Financial Planners Hong Kong (“SCMP/IFPHK”) Financial Planner Awards 2012 for the sixth consecutive year.

In Thailand, Manulife Asset Management (Thailand) Co., Ltd. earned “Outstanding Asset Management Company Award” at the Stock Exchange of Thailand Awards 2012.

In Asia, five Manulife Asset Management fixed income fund managers (two based in Hong Kong, two in the Philippines and one in Indonesia), were named among the “most astute investors in Asian currency bonds” in The Asset’s Benchmark research survey for 2012.

February 7, 2013 – Press Release Reporting Fourth Quarter Results

Notes:

Manulife Financial Corporation will host a Fourth Quarter Earnings Results Conference Call at 2:00 p.m. ET on February 7, 2013.  For local and international locations, please call 416-340-2216 and toll free in North America please call 1-866-898-9626.  Please call in ten minutes before the call starts. You will be required to provide your name and organization to the operator.  A playback of this call will be available by 6:00 p.m. ET on February 7, 2013 until February 21, 2013 by calling 905-694-9451 or 1-800-408-3053 (passcode: 6718073#).

The conference call will also be webcast through Manulife Financial’s website at 2:00 p.m. ET on February 7, 2013. You may access the webcast at: www.manulife.com/quarterlyreports. An archived version of the webcast will be available at 4:30 p.m. ET on the website at the same URL as above.

The Fourth Quarter 2012 Statistical Information Package is also available on the Manulife Financial website at: www.manulife.com/quarterlyreports. The document may be downloaded before the webcast begins.

Media inquiries: Laurie Lupton (416) 852-7792 laurie_lupton@manulife.com	Investor Relations: Steven Moore (416) 926-6495 steven_moore@manulife.com
Anique Asher (416) 852-9580 anique_asher@manulife.com

February 7, 2013 – Press Release Reporting Fourth Quarter Results

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of February 7, 2013, unless otherwise noted. This MD&A should be read in conjunction with the MD&A and audited consolidated financial statements contained in our 2011 Annual Report.

For further information relating to our risk management practices and risk factors affecting the Company, see “Risk Factors” in our most recent Annual Information Form, “Risk Management and Risk Factors” and “Critical Accounting and Actuarial Policies” in the MD&A in our 2011 Annual Report and the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports.

Contents
A OVERVIEW	D RISK MANAGEMENT AND RISK FACTORS UPDATE
1. Fourth quarter highlights	1. General macro-economic risk factors
2. Full year highlights	2. Regulatory capital, actuarial and accounting risks
3. Other items of note	3. Additional risks – Entities within the MFC Group are interconnected which may make separation difficult
B FINANCIAL HIGHLIGHTS	4. Variable annuity and segregated fund guarantees
1. Fourth quarter earnings (loss) analysis	5. Publicly traded equity performance risk
2. Full year earnings (loss) analysis	6. Interest rate and spread risk
3. Premiums and deposits
4. Funds under management	E ACCOUNTING MATTERS AND CONTROLS
5. Capital	1. Critical accounting and actuarial policies
6. U.S. GAAP results	2. Actuarial methods and assumptions
3. Sensitivity of policy liabilities to updates to assumptions
C PERFORMANCE BY DIVISION	4. Goodwill impairment testing
1. Asia	5. Future accounting and reporting changes
2. Canadian
3. U.S.	F OTHER
4. Corporate and Other	1. Performance and non-GAAP measures
2. Key planning assumptions and uncertainties
3. Caution regarding forward-looking statements

February 7, 2013 – Press Release Reporting Fourth Quarter Results

A         OVERVIEW

A1	Fourth quarter highlights

In the fourth quarter of 2012, we reported net income attributed to shareholders of $1,057 million and core earnings17 of $537 million.

Core earnings increased $164 million compared with the fourth quarter of 2011. The increase was driven by a combination of increased fee income on funds under management and the significant improvement in new business margins as a result of pricing actions and improvement in business mix.  In addition there were a number of offsetting items in the fourth quarter 2012. The favourable impact of the release of excess Property and Casualty Reinsurance provisions ($38 million) and certain tax items ($48 million) was offset by sales and other incentive expenses ($32 million), systems and legal fees ($18 million) and higher macro hedge costs ($43 million).

The difference between fourth quarter 2012 core earnings and net income attributed to shareholders was a $520 million net gain, and consisted of:

•
$318 million of investment related gains in excess of the $50 million included in core earnings. Fixed income and alternative long-duration asset investing along with excellent credit experience accounted for the vast majority of our investment gains for both the quarter and the full year;

•
$264 million of favourable tax related changes that were considered material and exceptional in nature.  We released $182 million of provisions related to prior years’ taxes due to the resolution of prior years’ tax audits with respect to one item. In addition, we reported a net release of $82 million related to interest on our tax contingency for leasing transactions.  As previously disclosed, the Company is an investor in a number of leasing transactions and established provisions for possible disallowance of the tax treatment and for interest on past due taxes; and

•
$100 million gain related to our hedged variable annuity guarantees, a third of which relates to the change in provision for adverse deviation.  In addition, our equity fund results outperformed indices and the tightening of corporate spreads had a favourable impact on our bond funds;

partially offset by charges of:

•	$87 million primarily attributed to the estimated impact of modeling refinements relating to a valuation systems conversion;

•
$57 million ($78 million pre tax) restructuring charge for severance related to the Company’s Organizational Design Project.  As outlined at the November 2012 Investor Day, the project, started in 2012 and expected to be completed in 2013, is designed to broaden the spans of control and reduce the number of layers in the organization; and

•	$18 million for the direct impact of equity markets and interest rates.

The Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio for The Manufacturers Life Insurance Company (“MLI”) closed the quarter at 211 per cent compared with 204 per cent at the end of the third quarter.  The MCCSR ratio increased because, in addition to the contribution from the fourth quarter earnings, we reinsured a portion of our Japan insurance risk, which accounted for slightly more than two points of the increase, and we issued $200 million of preferred shares.

17	Core earnings is a non-GAAP measure. See “Performance and non-GAAP Measures” below.

February 7, 2013 – Press Release Reporting Fourth Quarter Results

Insurance sales18 were $929 million in the fourth quarter of 2012, an increase19 of 49 per cent compared with fourth quarter of 2011 and included a large Group Benefits sale.  In Asia, fourth quarter insurance sales of US$362 million were up 20 per cent from the same quarter of 2011.  In Canada, Group Benefits’ sales for the quarter were three and a half times the same quarter of the prior year and we reported lower but more profitable sales in Individual Insurance.  In the U.S., sales increased 13 per cent, mainly driven by successful new product offerings with favourable risk characteristics.

Wealth sales of $10.4 billion in the fourth quarter of 2012 increased 31 per cent compared with those in the fourth quarter of 2011.  Wealth sales in Asia were more than double those in the fourth quarter of 2011 with all countries and territories contributing to the increase.  In Canada, record mutual fund sales and a 45 per cent increase in sales in Group Retirement Solutions were more than offset by the decline in annuity sales and lower new loan volumes, resulting in an overall reduction of four per cent compared with the fourth quarter of 2011.  In the U.S., wealth sales increased 31 per cent over those in the fourth quarter of 2011. Both JH Funds and JH RPS reported record quarterly sales.

A2	Full year highlights

We reported net income attributed to shareholders for the full year 2012 of $1,736 million compared with $129 million in 2011.  Core earnings18 in 2012 were $2,187 million compared with $2,169 million in 2011.

The $18 million increase in full year core earnings compared with full year 2011 included a number of offsetting items.  Improved new business margins, increased fee income driven by higher funds under management, a higher scheduled release of variable annuity guarantee margins driven by higher equity markets, and the non-recurrence of material Property and Casualty Reinsurance claim provisions were mostly offset by $81 million of costs associated with additional equity futures in our macro equity hedging program and higher pension costs related to amortization of prior years’ unrealized investment losses, in addition to higher business development and project related expenses.

The difference between full year 2012 core earnings and full year net income attributed to shareholders was a $451 million net charge.  Charges included $1,081 million for changes in actuarial methods and assumptions, $758 million for the direct impact of equity markets and interest rates, $200 million for the impairment of goodwill and $57 million related to restructuring.  These charges were partially offset by $937 million of investment related gains in excess of the $200 million reported in core earnings and $708 million for the tax items, major reinsurance and in-force product activities, as well as income on variable annuity guarantee liabilities that are dynamically hedged (details outlined in section B2 below).

Insurance sales exceeded $3.3 billion for the full year 2012, an increase of 33 per cent compared with 2011.  Full year insurance sales in Asia increased 16 per cent versus 2011 with record sales levels in eight territories. Insurance sales in Canada almost doubled year-over-year driven by record Group Benefits sales. Canadian recurring premium insurance sales were eight per cent lower than the prior year due to the implementation of de-risking strategies.  In the U.S., JH Life full year sales increased 12 per cent versus full year 2011 although overall U.S. insurance sales were four per cent lower as a result of the Company's decision to raise prices and focus on new products with favourable risk characteristics.

Wealth sales were almost $36 billion for full year 2012  and increased four per cent compared with full year 2011 despite restrictions placed on annuity sales by the Company.  Asia reported strong growth throughout most of the region with total wealth sales increasing 36 per cent over 2011. Wealth sales in Japan more than doubled in 2012 while Indonesia exceeded the US$1 billion mark in total wealth sales. In Canada, mutual fund sales achieved record levels, while Group Retirement

18	This item is a non-GAAP measure. See “Performance and non-GAAP Measures” below.

19
Growth (declines) in sales, premiums and deposits and funds under management is stated on a constant currency basis. Constant currency basis is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

February 7, 2013 – Press Release Reporting Fourth Quarter Results

Solutions sales increased 17 per cent compared with 2011. These increases in Canada were partially offset by the anticipated reduction in annuity sales and lower new loan volumes. As a result, overall Canadian wealth sales in 2012 were seven per cent lower than in full year 2011.  U.S. wealth sales increased three per cent for the full year compared to 2011. JH Funds and JH RPS reported record full year sales with year over year increases of eight per cent and 28 per cent, respectively.

A3         Other items of note

As disclosed in our second quarter 2012 release, we intend to update our ultimate reinvestment rate (“URR”) assumptions on a quarterly basis commencing in the first quarter of 2013.  If interest rates in 2013 were to remain at December 31, 2012 levels, we would expect charges of in aggregate approximately $400 million for the four quarters of 201320.

The 2013 MCCSR Guideline contains two changes that will each significantly impact MLI’s MCCSR ratio. Together the initial impact of the changes is expected to be positive in the short term and neutral by the end of 2014.

•	MLI’s MCCSR ratio as of January 1, 2013 is expected to increase by approximately four points on a pro forma basis as a result of a reduction in lapse risk required capital in the 2013 MCCSR Guideline.

•
MLI’s MCCSR ratio is expected to decrease by approximately five points by December 31, 2014 as a result of the introduction of the new accounting standard for Employee Benefits (IAS 19R) effective January 1, 2013.  The standard will result in a charge to shareholders’ equity of $595 million ($872 million pre-tax) primarily related to accumulated unrecognized net actuarial losses on the Company’s defined benefit pension plans.  The initial charge will be amortized into available capital for MCCSR purposes by December 31, 2014 on a straight-line basis.  Future actuarial gains and losses related to these pension plans will be amortized over twelve quarters20.

20	See “Caution regarding forward-looking statements” below.

February 7, 2013 – Press Release Reporting Fourth Quarter Results

B         FINANCIAL HIGHLIGHTS
C$ millions, unless otherwise stated,	Quarterly Results			Full Year Results
unaudited	4Q 2012	3Q 2012	4Q 2011	2012	2011
Net income (loss) attributed to shareholders	$1,057	$(227)	$(69)	$1,736	$129
Preferred share dividends	29	31	21	112	85
Common shareholders’ net income (loss)	$1,028	$(258)	$(90)	$1,624	$44
Reconciliation of core earnings to net income (loss) attributed to shareholders:
Core earnings(1)	$537	$556	$373	$2,187	$2,169
Investment related gains in excess of core investment gains	318	363	261	937	1,290
Core earnings plus investment related gains in excess of core investment gains	$855	$919	$634	$3,124	$3,459
Other items to reconcile core earnings to net income (loss) attributed to shareholders:
Direct impact of equity markets and interest rates	(18)	(88)	153	(758)	(1,064)
Changes in actuarial methods and assumptions (other than URR) and goodwill impairment	(87)	(1,206)	(663)	(1,281)	(1,416)
Other items	307	148	(193)	651	(850)
Net income (loss) attributed to shareholders	$1,057	$(227)	$(69)	$1,736	$129
Basic earnings (loss) per common share (C$)	$0.56	$(0.14)	$(0.05)	$0.90	$0.02
Diluted earnings (loss) per common share (C$)	$0.56	$(0.14)	$(0.05)	$0.88	$0.02
Diluted core earnings per common share (C$)(1)	$0.28	$0.29	$0.19	$1.12	$1.14
Return on common shareholders’ equity	18.2%	(4.5)%	(1.6)%	7.1%	0.2%
U.S. GAAP net income attributed to shareholders(1)	$237	$481	$339	$2,557	$3,674
Sales(1) Insurance products	$929	$596	$640	$3,349	$2,507
Wealth products	$10,439	$8,229	$8,141	$35,940	$34,299
Premiums and deposits(1) Insurance products	$6,629	$5,597	$5,749	$24,221	$22,278
Wealth products	$17,499	$11,149	$10,168	$51,280	$43,783
Funds under management (C$ billions)(1)	$532	$515	$500	$532	$500
Capital (C$ billions)(1)	$29.6	$28.5	$29.0	$29.6	$29.0
MLI’s MCCSR ratio	211%	204%	216%	211%	216%

(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

February 7, 2013 – Press Release Reporting Fourth Quarter Results

B1         Fourth quarter earnings (loss) analysis

The table below reconciles the fourth quarter 2012 core earnings of $537 million to the reported net income attributed to shareholders of $1,057 million.

C$ millions, unaudited	4Q 2012	3Q 2012	4Q 2011
Core earnings (losses)(1)
Asia Division	$180	$230	$213
Canadian Division	233	229	142
U.S. Division	293	288	189
Corporate & Other (excluding expected cost of macro hedges)	(79)	(117)	(124)
Expected cost of macro hedges(2)	(140)	(124)	(97)
Core investment related gains	50	50	50
Core earnings	$537	$556	$373
Investment related gains in excess of core investment gains	318	363	261
Core earnings plus investment related gains in excess of core investment gains	$855	$919	$634
Material and exceptional tax related items(3)	264	-	-
Income (charges) on variable annuity guarantee liabilities that are dynamically hedged(4)	100	122	(193)
Change in actuarial methods and assumptions, excluding URR(5)	(87)	(1,006)	2
Restructuring charge related to organizational design(6)	(57)	-	-
Direct impact of equity markets and interest rates (see table below)(7)	(18)	(88)	153
Goodwill impairment charge	-	(200)	(665)
Impact of major reinsurance transactions	-	26	-
Net income (loss) attributed to shareholders	$1,057	$(227)	$(69)

(1)	Core earnings is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
(2)
The fourth quarter 2012 net loss from macro equity hedges was $432 million and consisted of a $140 million charge related to the estimated expected cost of the macro equity hedges relative to our long-term valuation assumptions and a charge of $292 million because actual markets outperformed our valuation assumptions. This latter amount is included in the direct impact of equity markets and interest rates (see table below).

(3)
In accordance with our definition of core earnings outlined in section F1, the fourth quarter tax related items described in section A1 were considered material and exceptional in nature and therefore not included in core earnings.  Please note that core earnings does include routine type tax transactions and provisions.

(4)
Our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products. The gain in the fourth quarter 2012 was mostly because our equity fund results outperformed indices, there was a gain on the release of provision for adverse deviation associated with more favourable equity markets and the tightening of corporate spreads had a favourable impact on our bond funds.  See the Risk Management section of our 2011 Annual MD&A.

(5)	The charge for the fourth quarter of 2012 is primarily related to the estimated impact of modeling refinements relating to a valuation system conversion in the U.S.
(6)
The restructuring charge relates to severance under the Company’s Organization Design Project. As outlined at the November Investor Day, the project is designed to broaden the spans of control and reduce the number of layers in the organization.

(7)
The direct impact of equity markets and interest rates is relative to our policy liability valuation assumptions and includes changes to interest rate assumptions as well as experience gains and losses on derivatives associated with our macro equity hedges. We also include gains and losses on the sale of AFS bonds as management may have the ability to partially offset the direct impacts of changes in interest rates reported in the liability segments.

February 7, 2013 – Press Release Reporting Fourth Quarter Results

The gain (loss) related to the direct impact of equity markets and interest rates in the table above is attributable to:

C$ millions, unaudited	4Q 2012	3Q 2012	4Q 2011
Variable annuity guarantee liabilities that are not dynamically hedged	$556	$298	$234
General fund equity investments supporting policy liabilities(1)	48	55	56
Macro equity hedges relative to expected costs(2)	(292)	(86)	(250)
Fixed income reinvestment rates assumed in the valuation of policy liabilities(3)	(290)	(330)	122
Sale of AFS bonds and derivative positions in the Corporate & Other segment	(40)	(25)	(9)
Direct impact of equity markets and interest rates	$(18)	$(88)	$153

(1)	The impact on general fund equity investments supporting policy liabilities includes the capitalized impact on fees for variable universal life policies.
(2)	Gross equity exposure produced gains of $1,103 million in the fourth quarter 2012, which were partially offset by charges from macro hedge experience and dynamic hedges of $691 million.
(3)
The charge in fourth quarter 2012 for lower assumed fixed income returns was driven by the unfavourable impact that the narrowing of swap spreads relative to corporate spreads had on our reinvestment assumptions and the decline in risk free rates in Asia.

B2         Full year earnings analysis

The table below reconciles the full year 2012 core earnings of $2,187 million to the reported net income attributed to shareholders of $1,736 million.

C$ millions, unaudited
For the years ended December 31,	2012	2011
Core earnings (losses)(1)
Asia Division	$963	$938
Canadian Division	835	849
U.S. Division	1,085	1,005
Corporate & Other (excluding expected cost of macro hedges)	(407)	(415)
Expected cost of macro hedges(2)	(489)	(408)
Core investment related gains	200	200
Total Core earnings	$2,187	$2,169
Investment related gains in excess of core investment gains	937	1,290
Core earnings plus investment related gains above	$3,124	$3,459
Change in actuarial methods and assumptions, excluding URR(3)	(1,081)	(751)
Direct impact of equity markets and interest rates(4) (see table below)	(758)	(1,064)
Goodwill impairment charge	(200)	(665)
Income (charges) on variable annuity guarantee liabilities that are dynamically hedged(5)	176	(1,153)
Impact of major reinsurance transactions, in-force product changes and dispositions	210	303
Material and exceptional tax related items(6)	322	-
Restructuring charge related to organizational design(7)	(57)	-
Net income attributed to shareholders	$1,736	$129

(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

(2)
The 2012 net loss from macro equity hedges was $1,000 million and consisted of a $489 million charge related to the estimated expected cost of the macro equity hedges relative to our long-term valuation assumptions and a charge of $511 million because

February 7, 2013 – Press Release Reporting Fourth Quarter Results

actual markets outperformed our valuation assumptions. The latter amount is included in the direct impact of equity markets and interest rates (see table below).

(3)
Of the full year 2012 $1,081 million charge for change in actuarial methods and assumptions, $1,006 million was reported in the third quarter as part of the comprehensive annual review of valuation assumptions. The full year charges were broadly grouped into three categories: (i) a charge of $244 million related to updates to actuarial standards of practice, (ii) a charge of $1,120 million for updates largely related to the current macro-economic climate, and (iii) all other results of the annual review of assumptions netted to a gain of $283 million.

(4)
The direct impact of equity markets and interest rates is relative to our policy liability valuation assumptions and includes changes to interest rate assumptions as well as experience gains and losses on derivatives associated with our macro equity hedges. We also include gains and losses on the sale of AFS bonds as management may have the ability to partially offset the direct impacts of changes in interest rates reported in the liability segments.

(5)
Our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products. See the Risk Management section of our 2011 Annual MD&A.  The gain in 2012 mostly related to the same items as reported in fourth quarter 2012 above.

(6)	Included in the tax items are $264 million of material and exceptional U.S. tax items reported in fourth quarter 2012 and $58 million for changes to tax rates in Japan in the first quarter of 2012.

(7)	See fourth quarter table above.

The gain (loss) related to the direct impact of equity markets and interest rates included in the table above is attributable to:
C$ millions, unaudited
For the years ended December 31,	2012	2011
Variable annuity guarantee liabilities that are not dynamically hedged	$1,078	$(1,092)
General fund equity investments supporting policy liabilities(1)	108	(214)
Macro equity hedges relative to expected costs(2)	(511)	636
Lower fixed income reinvestment rates assumed in the valuation of policy liabilities	(740)	(281)
Sale of AFS bonds and derivative positions in the Corporate & Other segment	(16)	324
Charges due to lower fixed income URR assumptions used in the valuation of policy liabilities	(677)	(437)
Direct impact of equity markets and interest rates	$(758)	$(1,064)

(1)	The impact on general fund equity investments supporting policy liabilities includes the capitalized impact on fees for variable universal life policies.

(2)	Gross equity exposure produced gains of $2,025 million in 2012, which were partially offset by charges from macro hedge experience and dynamic hedges of $1,174 million.

B3         Premiums and deposits (“P&D”)

Premiums and deposits21 for insurance products were $6.6 billion in the fourth quarter of 2012, an increase of 18 per cent compared with the fourth quarter of 2011.  This included an increase of 39 per cent in Asia, 12 per cent in Canada and nine per cent in the U.S. For the full year, P&D exceeded $24 billion, an increase of eight per cent over 2011.

Premiums and deposits for wealth products were $17.5 billion in the fourth quarter of 2012, an increase of $7.3 billion compared with the fourth quarter of 2011. The strong result includes over $5 billion in institutional mandates won by Manulife Asset Management.  For the full year, P&D exceeded $51 billion, an increase of 16 per cent over 2011.

B4         Funds under management

Funds under management21 at the end of 2012 were a record $532 billion, an increase of $32 billion, or nine per cent on a constant currency basis, compared with December 31, 2011.  The increase was attributed to $44 billion of favourable investment returns and $14 billion of net positive policyholder cash flows, partially offset by the transfer of $7 billion of assets related to the reinsurance of our U.S. fixed deferred annuity business, $11 billion due to currency movements and $8 billion of non-policyholder cash outflows (expenses, commissions, taxes and other items).

B5           Capital

21	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

February 7, 2013 – Press Release Reporting Fourth Quarter Results

MFC’s total capital22 as at December 31, 2012 was $29.6 billion, an increase of $1.1 billion from September 30, 2012 and $0.6 billion from December 31, 2011.  The increase from December 31, 2011 included net earnings of $1.7 billion and net capital raised of $0.2 billion, partially offset by $0.8 billion impact of the stronger Canadian dollar and cash dividends of $0.7 billion over the period.

As noted in section A1 above, MLI’s MCCSR ratio closed the quarter at 211 per cent compared with 204 per cent at the end of the third quarter.

B6         U.S. GAAP results

Net income attributed to shareholders in accordance with U.S. GAAP22 for the fourth quarter of 2012 was $237 million, compared with $1,057 million under IFRS.  For the full year 2012 net income attributed to shareholders in accordance with U.S. GAAP was $2,557 million, $821 million higher than our results under IFRS.

As we are no longer reconciling our financial results under U.S. GAAP in our consolidated financial statements, net income in accordance with U.S. GAAP is considered a non-GAAP financial measure. A reconciliation of the major differences in net income (loss) attributed to shareholders in accordance with IFRS to net income attributed to shareholders in accordance with U.S. GAAP for the fourth quarter and full year is as follows with the major differences expanded upon below:

C$ millions, unaudited	Quarterly Results		Full Year Results
For the periods ended December 31,	2012	2011(1)	2012	2011(1)
Net income (loss) attributed to shareholders in accordance with IFRS	$1,057	$(69)	$1,736	$129
Key earnings differences:
For variable annuity guarantee liabilities	$(668)	$297	$(1,225)	$2,927
Related to the impact of mark-to-market accounting and investing activities on investment income and policy liabilities	(130)	(179)	432	(120)
New business differences including acquisition costs	(161)	(64)	(650)	(322)
Charges due to lower fixed income ultimate reinvestment rate assumptions used in the valuation of policy liabilities under IFRS	-	-	677	437
Changes in actuarial methods and assumptions, excluding URR	(40)	(53)	492	349
Goodwill impairment charge	-	153	200	153
Changes related to major reinsurance transactions	5	5	60	(303)
Other differences	174	249	835	424
Total earnings differences	$(820)	$408	$821	$3,545
Net income attributed to shareholders in accordance with U.S. GAAP	$237	$339	$2,557	$3,674

(1)
Restated as a result of adopting Accounting Standards Update No. 2010-26, “Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts” (“ASU 2010-26”) effective January 1, 2012 but requiring application to 2011.  The impact for fourth quarter 2011 was a net decrease in earnings of $28 million (full year 2011 decrease of $48 million), all of which is included in “New business differences including acquisition costs”.

22	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

February 7, 2013 – Press Release Reporting Fourth Quarter Results

Accounting for variable annuity guarantee liabilities

IFRS follows a predominantly “mark-to-market” accounting approach to measure variable annuity guarantee liabilities while U.S. GAAP only uses “mark-to-market” accounting for certain benefit guarantees.  The U.S. GAAP accounting results in an accounting mismatch between the hedged assets supporting the dynamically hedged guarantees and the guarantees not accounted for on a mark-to-market basis.  Another difference is that U.S. GAAP reflects the Company’s own credit standing in the measurement of the liability.  In the fourth quarter of 2012, we reported a net loss of $12 million (2011 – $338 million gain) in our total variable annuity businesses under U.S. GAAP compared with a gain of $656 million under IFRS (2011 – $41 million).

Investment income and policy liabilities

Under IFRS, accumulated unrealized gains and losses arising from fixed income investments and interest rate derivatives supporting policy liabilities are largely offset in the valuation of the policy liabilities. The fourth quarter 2012 IFRS impacts of fixed income reinvestment assumptions, general fund equity investments, fixed income and alternative long-duration asset investing totaled a net $126 million gain (2011 – gain of $457 million) compared with U.S. GAAP net realized losses and other investment losses of $4 million (2011 – gain of $278 million).

Differences in the treatment of acquisition costs and other new business items

Acquisition costs that are related to and vary with the production of new business are explicitly deferred and amortized under U.S. GAAP but are recognized as an implicit reduction in insurance liabilities along with other new business gains and losses under IFRS.

Total equity in accordance with U.S. GAAP23 as at December 31, 2012 was approximately $16 billion higher than under IFRS.  Of this difference, approximately $10 billion was attributable to the higher cumulative net income on a U.S. GAAP basis. The remaining difference was primarily attributable to the treatment of unrealized gains on fixed income investments and derivatives in a cash flow hedging relationship which are reported in equity under U.S. GAAP, but where the fixed income investments and interest rate derivatives are supporting policy liabilities, these accumulated unrealized gains are largely offset in the valuation of the policy liabilities under IFRS. The majority of the difference in equity between the two accounting bases as at December 31, 2012 arose from our U.S. businesses.

A reconciliation of the major differences in total equity is as follows:

As at December 31, C$ millions, unaudited	2012	2011(1)
Total equity in accordance with IFRS	$26,096	$24,879
Differences in shareholders’ retained earnings and participating policyholders’ equity	9,793	8,869
Differences in Accumulated Other Comprehensive Income attributable to:
(i) Available-for-sale securities and other	4,967	4,473
(ii) Cash flow hedges	2,440	2,570
(iii) Translation of net foreign operations(2)	(1,481)	(1,309)
Differences in share capital, contributed surplus and non-controlling interest in subsidiaries	40	148
Total equity in accordance with U.S. GAAP	$41,855	$39,630

(1)	2011 equity has been restated to reflect the adoption of ASU No. 2010-26.
(2)	Reflects the net difference in the currency translation account after the reset to zero through retained earnings upon adoption of IFRS at January 1, 2010.

23	Total equity in accordance with U.S. GAAP is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

February 7, 2013 – Press Release Reporting Fourth Quarter Results

C	PERFORMANCE BY DIVISION

C1         Asia Division

($ millions, unless otherwise stated)	Quarterly Results			Full Year Results
Canadian dollars	4Q 2012	3Q 2012	4Q 2011	2012	2011
Net income (loss) attributed to shareholders	$ 682	$ 491	$ 285	$1,969	$ (48)
Core earnings	180	230	213	963	938
Premiums and deposits	4,403	2,944	2,625	13,461	10,303
Funds under management (billions)	77.7	76.2	71.4	77.7	71.4
U.S. dollars
Net income (loss) attributed to shareholders	$ 689	$ 492	$ 279	$1,979	$ (62)
Core earnings	182	231	209	963	950
Premiums and deposits	4,441	2,958	2,567	13,477	10,422
Funds under management (billions)	78.1	77.5	70.2	78.1	70.2

Asia Division’s net income attributed to shareholders was US$689 million for the fourth quarter of 2012 compared with US$279 million for the fourth quarter of 2011. The significant increase was primarily related to the direct impact of equity markets and interest rates on variable annuity guarantee liabilities. The US$27 million decrease in core earnings compared with the fourth quarter of 2011 was attributable to the decline in higher margin cancer product sales reported in 2011 partly offset by business growth across the region.

The fourth quarter decline in core earnings compared with the third quarter was a result of increased sales incentive expenses due to higher sales, increased systems costs and investments in branding and communication, and increased new business strain in Japan as a result of higher sales ahead of price increases on the Increasing Term product. The increase in sales in Asia should contribute to an increase in future period earnings.

Full year net income attributed to shareholders was US$1,979 million in 2012 compared with a loss of US$62 million for 2011.  In 2012 we reported a gain of US$915 million due to the direct impact of equity markets and interest rates compared to a loss of US$1,186 million in 2011.  The US$13 million increase in core earnings compared with full year 2011 was attributable to growth in in-force business across the region partially offset by an increase in expenses related to expansion activities and the non-recurrence of policyholder experience gains reported in 2011.

Premiums and deposits for the fourth quarter of 2012 were US$4.4 billion, up 75 per cent from the fourth quarter of 2011.  Premiums and deposits for insurance products of US$2.0 billion increased 39 per cent driven by higher new business sales combined with in-force business growth across the region, most notably in Japan. Wealth management premiums and deposits of US$2.5 billion increased 120 per cent, driven by higher mutual fund sales in Japan, Indonesia and Taiwan, as well as higher pension sales in Hong Kong.

Funds under management as at December 31, 2012 were US$78.1 billion, an increase of 16 per cent, on a constant currency basis, compared with December 31, 2011.  Growth was driven by an increase in net policyholder cash flows of $7 billion and favourable investment returns.

February 7, 2013 – Press Release Reporting Fourth Quarter Results

C2         Canadian Division(1)

($ millions, unless otherwise stated)	Quarterly Results			Full Year Results
Canadian dollars	4Q 2012	3Q 2012	4Q 2011	2012	2011
Net income attributed to shareholders	$251	$378	$246	$1,169	$927
Core earnings	233	229	142	835	849
Premiums and deposits	4,668	4,160	4,393	18,119	17,816
Funds under management (billions)	133.2	131.1	122.1	133.2	122.1

(1)	The Company moved its International Group Program business unit from U.S. Division to Canadian Division in 2012. Prior period results have been restated to reflect this change.

Canadian Division’s net income attributed to shareholders was $251 million for the fourth quarter of 2012 compared with $246 million for the fourth quarter of 2011.  Core earnings increased by $91 million compared with the fourth quarter of 2011 reflecting the positive impacts of improved new business profitability as a result of pricing and product changes and favourable claims and lapse experience.  The fourth quarter of 2012 also benefited from a release of tax provisions relating to the closure of a prior year’s tax filings. Excluded from core earnings in the fourth quarter of 2012 were $18 million of investment related gains (2011 – $104 million).

Full year net income attributed to shareholders was $1,169 million in 2012 compared to $927 million for 2011.  Core earnings decreased by $14 million compared with full year 2011. The favourable impact of improved new business margins and business growth were more than offset by claims and lapse experience and lower expense margins as a result of the change in business mix.  Excluded from core earnings in 2012 were gains of $35 million related to the direct impact of equity markets and interest rates (2011 – $12 million); other investment gains of $40 million (2011 – $66 million); a $137 million gain related to the recapture of a reinsurance treaty (2011 – nil) and a $122 million reserve release related to in-force variable annuity product changes (2011 – nil).

Premiums and deposits in the fourth quarter of 2012 were $4.7 billion, six per cent higher than fourth quarter 2011 levels.  The increase was driven by record mutual funds deposits and strong Group Benefits insurance sales, partially offset by lower variable annuity sales.

Funds under management were a record $133.2 billion as at December 31, 2012, an increase of nine per cent or $11.1 billion compared with December 31, 2011.  The increase reflects business growth across the division driven by the wealth management businesses and Manulife Bank. Net increases in asset market values as a result of lower interest rates and equity market appreciation also contributed to the year-over-year increase.

February 7, 2013 – Press Release Reporting Fourth Quarter Results

C3           U.S. Division(1),(2)
($ millions, unless otherwise stated)	Quarterly Results			Full Year Results
Canadian dollars	4Q 2012	3Q 2012	4Q 2011	2012	2011
Net income attributed to shareholders	$ 724	$ 436	$ 505	$1,911	$ 621
Core earnings	293	288	189	1,085	1,005
Premiums and deposits	9,661	8,510	8,210	35,944	34,412
Funds under management (billions)(3)	292.6	287.2	279.6	292.6	279.6

U.S. dollars
Net income attributed to shareholders	$ 731	$ 439	$ 493	$1,918	$ 614
Core earnings	297	289	184	1,088	1,018
Premiums and deposits	9,743	8,552	8,025	35,967	34,807
Funds under management (billions)(3)	294.1	292.0	274.9	294.1	274.9

(1)	The Company moved its International Group Program business unit to Canadian Division in 2012. Prior period results have been restated to reflect this change.
(2)	The Company moved its Privately Managed Accounts unit to Corporate and Other in 2012. Prior period results have been restated to reflect this change.
(3)	Reflects the impact of annuity reinsurance transactions in Q3 and Q2 2012.

U.S. Division’s net income attributed to shareholders was US$731 million for the fourth quarter of 2012 compared with US$493 million for the fourth quarter of 2011. Core earnings for the fourth quarter of 2012 were US$297 million, an increase of US$113 million compared with the fourth quarter of 2011.  Contributing to the increase were improved new business margins as a result of price increases and business mix, higher fee income from higher average assets under management and the impact of changes in assumptions related to uncertain tax positions, partially offset by higher expenses.  Items reconciling core earnings to net income in the fourth quarter of 2012 included the direct impact of equity markets and interest rates, other investment related items and a portion of the tax related item discussed in section A1.

Full year net income attributed to shareholders was US$1,918 million in 2012 compared to US$614 million for 2011. Core earnings increased US$70 million compared with 2011. Contributing to the increase were improved new business margins and business mix, a lower effective tax rate as we released provisions for uncertain tax positions, and higher fees from higher assets on the Wealth Management business, partially offset by unfavourable policyholder experience.  Items reconciling core earnings to net income in 2012 included the direct impact of equity markets and interest rates, other investment related gains and losses and a portion of the tax items discussed in section A1.

In line with the 2010 in-force repricing efforts in our JH LTC business, the Company has filed for premium rate increases with 50 state regulators. The rate increases requested average approximately 40 per cent on the majority of our in-force retail and group business. To date, approvals have been received from 43 states.

Premiums and deposits for the fourth quarter of 2012 were US$9.7 billion, an increase of 21 per cent from the fourth quarter of 2011. The increase was primarily driven by higher sales of mutual funds, 401(k) plans and life insurance, partially offset by lower sales of annuities.  We announced our decision to stop writing new fixed deferred annuity and variable annuity business in the third quarter of 2012.

Funds under management as at December 31, 2012 were US$294.1 billion, up seven per cent from December 31, 2011. The increase was due to positive investment returns, the impact of lower interest rates on the market value of funds under management and net sales in Wealth Asset Management, partially offset by surrender and benefit payments in JH Annuities and the transfer of US$7.2 billion of assets related to the fixed deferred annuity reinsurance transactions.

February 7, 2013 – Press Release Reporting Fourth Quarter Results

C4         Corporate and Other(1)

($ millions, unless otherwise stated)	Quarterly Results			Full Year Results
Canadian dollars	4Q 2012	3Q 2012	4Q 2011	2012	2011
Net loss attributed to shareholders	$(600)	$(1,532)	$(1,105)	$(3,313)	$(1,371)
Core losses (excl. macro hedges and core investment gains)	(79)	(117)	(124)	(407)	(415)
Expected cost of macro hedges	(140)	(124)	(97)	(489)	(408)
Core investment gains	50	50	50	200	200
Total core losses	$(169)	$(191)	$(171)	$(696)	$(623)
Premiums and deposits	5,396	1,132	688	7,977	3,530
Funds under management (billions)	28.4	20.1	26.6	28.4	26.6

(1)
As a result of the sale of the Life Retrocession business effective July 1, 2011, the Company moved its P&C Reinsurance business and run-off variable annuity reinsurance business to Corporate and Other. In addition, Corporate and Other has been restated to include the Privately Managed Accounts business and Life Retrocession business for periods prior to the sale.

Corporate and Other is composed of: Investment performance on assets backing capital, net of amounts allocated to operating divisions and financing costs, Investment Division’s external asset management business, Property and Casualty (“P&C”) Reinsurance business, as well as run-off reinsurance operations including variable annuities and accident and health.

For segment reporting purposes, the impact of updates to actuarial assumptions, settlement costs for macro equity hedges and other non-operating items are included in this segment’s earnings.

Corporate and Other reported a net loss attributed to shareholders of $600 million for the fourth quarter of 2012 compared to a net loss of $1,105 million for the fourth quarter of 2011. Core losses were $169 million in the fourth quarter of 2012 and $171 million in the fourth quarter of 2011.

Charges in the fourth quarter of 2012 not included in core earnings totaled $431 million.  These included: $292 million of net experience losses on macro hedges, an $87 million charge for changes in actuarial methods and assumptions, a $57 million restructuring charge ($78 million pre-tax) and $40 million of realized losses on AFS bonds and related interest rate swaps. In addition, the classification of $50 million of investment gains is reported in the Corporate and Other segment as a charge to non-core earnings and a gain to core earnings. Partially offsetting these losses was a net gain of $95 million primarily related to interest on a material and exceptional tax item.

The core losses of $169 million in the fourth quarter compared with $171 million in the fourth quarter of 2011. In the fourth quarter 2012 we released $44 million of excess P&C reinsurance provisions related to events in 2011 and added a $6 million provision for Hurricane Sandy.  The P&C reinsurance items were offset by higher than expected macro hedge costs of $43 million.

Corporate and Other reported a full year net loss attributed to shareholders of $3,313 million in 2012 compared to a net loss of $1,371 million in 2011.  Core losses were $696 million in 2012 and $623 million in 2011.

Excluded from 2012 core losses were net charges of $2,617 million. Of this amount, $1,215 million related to the direct impact of equity markets and interest rates, largely comprising net experience losses from the macro equity hedges and charges due to lower URR assumptions used in the valuation of policy liabilities, $1,081 million related to changes in actuarial methods and assumptions, other than URR, $200 million related to a goodwill impairment charge, and $200 million was the offset to investment gains classified as core earnings. The charges were partially offset by gains of $79 million largely related to mark-to-market investment gains and tax related items, partially offset by the restructuring charge noted above.

February 7, 2013 – Press Release Reporting Fourth Quarter Results

The $73 million increase in full year core losses was due to: increased amortization of investment losses on the Company’s pension plans, lower investment income due to a combination of declining interest rates and lower average assets, higher business development expenses and higher expected macro hedging.  Partially offsetting these items were the non-recurrence of $151 million P&C reinsurance charges in 2011 related to the Japan earthquake and tsunami, the subsequent release in 2012 of $44 million in excess provisions related to these events and lower accrued interest on tax provisions.

Premiums and deposits for the fourth quarter of 2012 were $5.4 billion, compared with $0.7 billion for the fourth quarter 2011. In the fourth quarter of 2012, Manulife Asset Management was awarded a substantial institutional fixed income investment mandate.

Funds under management of $28.4 billion as at December 31, 2012 (December 31, 2011 – $26.6 billion) included assets managed by Manulife Asset Management on behalf of institutional clients of $28.8 billion (2011 – $23.8 billion) and $7.1 billion (2011 – $10.6 billion) of the Company’s own funds, partially offset by a $7.5 billion (2011 – $7.8 billion) total company adjustment related to the reclassification on the balance sheet of derivative liabilities.  The decline in the Company’s own funds primarily reflects an increase in assets allocated to the operating divisions and the impact of the stronger Canadian dollar.

D           RISK MANAGEMENT AND RISK FACTORS UPDATE

This section provides an update to our risk management practices and risk factors outlined in the MD&A in our 2011 Annual Report.

D1         General macro-economic risk factors

In our 2011 Annual Report, we outlined potential impacts of macro-economic factors including the impact of a low interest environment.

In our Third Quarter 2012 Report to Shareholders, we disclosed that we have shifted our objective of $4 billion in net income by 2015 by roughly a year, and we are now targeting $4 billion in core earnings in 2016 based on our macro-economic and other assumptions24.  Our revised objective uses a core earnings target metric, which is consistent with measuring the underlying profitability of our business.

D2         Regulatory capital, actuarial and accounting risks

As outlined in our 2011 Annual Report, as a result of the recent financial crisis, financial authorities and regulators in many countries are reviewing their capital, actuarial and accounting requirements, and the changes may have a material adverse effect on the Company’s consolidated financial statements and regulatory capital, both at transition and subsequently.  We may be required to raise additional capital, which could be dilutive to existing shareholders, or to limit the new business we write.  Subsequent updates to regulatory and professional standards are outlined below.

•
Changes to U.S. statutory accounting practices concerning actuarial reserving standards for certain universal life ("UL") products pursuant to Actuarial Guideline 38 ("AG38") have now been promulgated by the National Association of Insurance Commissioners ("NAIC"). The new requirements for in-force business will affect policies issued since July 1, 2005 and in-force on December 31, 2012. The implementation of this standard requires actuarial judgment and interpretation. To the extent that regulatory guidance emerges that is different than our interpretations it could have a material impact on our statutory reserves and local capital position.

24	See “Caution regarding forward-looking statements” below.

February 7, 2013 – Press Release Reporting Fourth Quarter Results

•
On December 24, 2012, the Canadian Actuarial Standards Board (“ASB”) issued a Notice of Intent proposing to revise the Standards of Practice of the Canadian Institute of Actuaries with respect to the economic reinvestment assumptions and investment strategies utilized for long-tail liability cash flows under the Canadian Asset Liability Method (“CALM”).  The proposed changes are to incorporate calibration criteria for stochastic interest rate models used for CALM, to revise the deterministic scenarios to provide results comparable to those provided by the stochastic methodology, to establish maximum assumed net risk premiums which may include a possible revision to the 20 year horizon for re-investing in corporate bonds and to establish limits on the extent to which investment in alternative assets can be assumed.  The ASB hopes to issue an exposure draft by June 2013 and adopt the final standards in 2013, with a proposed effective date of October 15, 2013. The ASB recognizes that this timetable is aggressive.  Given the early stage of the ASB review, the net impact of any changes in actuarial standards on earnings and thus capital is unknown.

•
Consistent with the high levels of regulatory activity internationally, the NAIC has been reviewing reserving and capital methodologies as well as the overall risk management framework.  These reviews will affect U.S. life insurers, including John Hancock, and could lead to increased reserving and / or capital requirements for our business in the United States.

•
In 2010, the International Accounting Standards Board (“IASB”) issued its Insurance Contracts (Phase II) Exposure Draft and the U.S. Financial Accounting Standards Board (“FASB”) issued its Insurance Contract Discussion paper.  The IASB recently announced that it expects to issue a limited re-exposure draft in 2013 and the FASB announced it expects to issue an Exposure Draft in 2013.  The final standards are not expected to be effective until 2018. As previously outlined, the insurance industry in Canada is working with OSFI and the federal government with respect to the potential impact of these proposals on Canadian insurance companies, and the industry is urging policymakers to ensure that any future accounting and capital proposals appropriately consider the underlying business model of a life insurance company and, in particular, the implications for long-duration guaranteed products which are much more prevalent in North America than elsewhere.

D3	Additional risks – Entities within the MFC Group are interconnected which may make separation difficult

There have been inquiries relating to the sale or spin-off of all or a part of our U.S. Division.  We remain committed to our U.S. Division.  In addition, linkages between MFC and its subsidiaries, including our U.S. operations, may make it difficult to dispose of or separate a subsidiary within the group by way of spin-off or similar transaction.  See the Company’s Annual Information Form – “Risk Factors – Additional risks – Entities within the MFC Group are interconnected which may make separation difficult”. In addition to the possible negative consequences outlined in such disclosure, other negative consequences could include a requirement for significant capital injections, and increased net income and capital sensitivities of MFC and its remaining subsidiaries to market declines.

D4         Variable annuity and segregated fund guarantees

As at December 31, 2012, approximately 67 per cent of the value of our variable annuity and segregated fund guarantee value was either dynamically hedged or reinsured, an increase from 65 per cent at September 30, 2012. The business dynamically hedged at December 31, 2012 comprises 63 per cent of the variable annuity guarantee values, net of amounts reinsured.  During the quarter, an additional $700 million of in-force business was dynamically hedged and for the full year we added a total of $1,500 million of in-force guarantee value to the program. All material amounts of new business continue to be hedged at issue.

The table below shows selected information regarding the Company’s variable annuity and segregated funds guarantees gross and net of reinsurance and the business dynamically hedged.

February 7, 2013 – Press Release Reporting Fourth Quarter Results

Variable annuity and segregated fund guarantees

As at	December 31, 2012			September 30, 2012
(C$ millions)	Guarantee value	Fund value	Amount at risk(4)	Guarantee value	Fund value	Amount at risk(4)
Guaranteed minimum income benefit(1)	$6,581	$4,958	$1,630	$6,707	$5,062	$1,654
Guaranteed minimum withdrawal benefit	65,481	58,659	7,183	65,210	58,538	7,107
Guaranteed minimum accumulation benefit	20,380	21,468	1,383	21,846	22,182	2,089
Gross living benefits(2)	$92,442	$85,085	$10,196	$93,763	$85,782	$10,850
Gross death benefits(3)	13,316	10,622	2,206	13,764	11,365	2,315
Total gross of reinsurance and hedging	$105,758	$95,707	$12,402	$107,527	$97,147	$13,165
Living benefits reinsured	$5,780	$4,358	$1,427	$5,837	$4,410	$1,433
Death benefits reinsured	3,673	3,140	709	3,821	3,249	770
Total reinsured	$9,453	$7,498	$2,136	$9,658	$7,659	$2,203
Total, net of reinsurance	$96,305	$88,209	$10,266	$97,869	$89,488	$10,962
Living benefits dynamically hedged	$55,464	$52,585	$4,528	$54,600	$51,876	$4,288
Death benefits dynamically hedged	5,453	3,945	558	5,353	4,063	485
Total dynamically hedged	$60,917	$56,530	$5,086	$59,953	$55,939	$4,773
Living benefits retained	$31,198	$28,142	$4,241	$33,326	$29,496	$5,129
Death benefits retained	4,190	3,537	939	4,590	4,053	1,060
Total, net of reinsurance and dynamic hedging	$35,388	$31,679	$5,180	$37,916	$33,549	$6,189

(1)	Contracts with guaranteed long-term care benefits are included in this category.
(2)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote (3).
(3)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.
(4)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value.  This amount is not currently payable.  For guaranteed minimum death benefit, the net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the net amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the net amount at risk is floored at zero at the single contract level.

February 7, 2013 – Press Release Reporting Fourth Quarter Results

As at December 31,	2012			2011
(C$ millions)	Guarantee value	Fund value	Amount at risk(4)	Guarantee value	Fund value	Amount at risk(4)
Guaranteed minimum income benefit(1)	$6,581	$4,958	$1,630	$7,518	$5,358	$2,163
Guaranteed minimum withdrawal benefit	65,481	58,659	7,183	66,655	56,954	9,907
Guaranteed minimum accumulation benefit	20,380	21,468	1,383	23,509	23,030	2,813
Gross living benefits(2)	$92,442	$85,085	$10,196	$97,682	$85,342	$14,883
Gross death benefits(3)	13,316	10,622	2,206	15,202	11,614	3,232
Total gross of reinsurance and hedging	$105,758	$95,707	$12,402	$112,884	$96,956	$18,115
Living benefits reinsured	$5,780	$4,358	$1,427	$6,491	$4,622	$1,871
Death benefits reinsured	3,673	3,140	709	4,360	3,430	1,104
Total reinsured	$9,453	$7,498	$2,136	$10,851	$8,052	$2,975
Total, net of reinsurance	$96,305	$88,209	$10,266	$102,033	$88,904	$15,140
Living benefits dynamically hedged	$55,464	$52,585	$4,528	$55,522	$50,550	$6,346
Death benefits dynamically hedged	5,453	3,945	558	5,133	3,461	739
Total dynamically hedged	$60,917	$56,530	$5,086	$60,655	$54,011	$7,085
Living benefits retained	$31,198	$28,142	$4,241	$35,669	$30,170	$6,666
Death benefits retained	4,190	3,537	939	5,709	4,723	1,389
Total, net of reinsurance and dynamic hedging	$35,388	$31,679	$5,180	$41,378	$34,893	$8,055

(1)	Contracts with guaranteed long-term care benefits are included in this category.
(2)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote (3).
(3)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.
(4)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value.  This amount is not currently payable.  For guaranteed minimum death benefit, the net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the net amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the net amount at risk is floored at zero at the single contract level.

The policy liabilities established for these benefits were $7,948 million at December 31, 2012 (September 30, 2012 – $9,461 million) and include the policy liabilities for both the hedged and the unhedged business. For unhedged business, policy liabilities were $2,695 million at December 31, 2012 (September 30, 2012 – $3,521 million).  The policy liabilities for the hedged block were $5,253 million at December 31, 2012 (September 30, 2012 – $5,940 million). Policy liabilities decreased over the quarter largely due to the favourable impact of the increase in equity markets.

February 7, 2013 – Press Release Reporting Fourth Quarter Results

Caution related to sensitivities

In this document, we have provided sensitivities and risk exposure measures for certain risks.  These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment returns and investment activity we assume in the future. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged.  Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.  For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below.  Given the nature of these calculations, we cannot provide assurance that the actual impact on net income attributed to shareholders or on MLI’s MCCSR ratio will be as indicated.

D5         Publicly traded equity performance risk

As a result of our dynamic and macro hedging program, as at December 31, 2012, we estimate that approximately 72 to 83 per cent of our underlying earnings sensitivity to a 10 per cent decline in equity markets would be offset by hedges. The lower end of the range is based on the dynamically hedged assets that exist at December 31, 2012 and assumes re-balancing of equity hedges for dynamically hedged variable annuity liabilities at 5 per cent intervals and the upper end of the range assumes the performance of the dynamic hedging program would completely offset the loss from the dynamically hedged variable annuity guarantee liabilities. The range at September 30, 2012 was 67 to 78 per cent. We have achieved our stated goal to have approximately 75 per cent of the underlying earnings sensitivity to equity markets offset by hedges by the end of 2014.

As outlined in our 2011 Annual Report, the macro hedging strategy is designed to mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other products and fees. In addition, our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products (see MD&A in our 2011 Annual Report).

The tables below show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30 per cent change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities. The potential impact is shown before and after taking into account the impact of the change in markets on the hedge assets. The potential impact is shown assuming that (a) the change in value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities, including the provisions for adverse deviation and (b) that the change in value is not completely offset.  In the fourth quarter 2012 we refined our methodology related to the estimated amount that would not be completely offset.  The refinement in methodology assumes that provision for adverse deviation is not offset and that the hedge assets are based on the actual position at the period end.  (Previously the methodology assumed that for a 10, 20 and 30 per cent decrease in the market value of equities, the profit from the hedge assets offsets 80, 75 and 70 per cent, respectively, of the loss arising from the change in the policy liabilities associated with the guarantees dynamically hedged. For a 10, 20 and 30 per cent market increase in the market value of equities, the loss on the dynamic hedges was assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity guarantee liabilities, respectively.)

While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity guarantee liabilities that will not be offset by the profit or loss on the dynamic hedge assets,

February 7, 2013 – Press Release Reporting Fourth Quarter Results

we make certain assumptions for the purposes of estimating the impact on shareholders’ net income. It is also important to note that these estimates are illustrative, and that the hedge program may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable.

Potential impact on net income attributed to shareholders arising from changes to public equity returns (1)

As at December 31, 2012
(C$ millions)	-30%	-20%	-10%	10%	20%	30%
Underlying sensitivity to net income attributed to shareholders(2)

Variable annuity guarantees	$(5,640)	$(3,510)	$(1,580)	$1,260	$2,220	$2,930
Asset based fees	(270)	(180)	(90)	90	180	270
General fund equity investments(3)	(380)	(260)	(130)	120	230	350
Total underlying sensitivity	$(6,290)	$(3,950)	$(1,800)	$1,470	$2,630	$3,550

Impact of hedge assets

Impact of macro hedged assets	$2,010	$1,340	$670	$(670)	$(1,340)	$(2,010)
Impact of dynamic hedge assets assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(4)	3,070	1,890	820	(600)	(1,000)	(1,300)
Total impact of hedge assets assuming the change in value of the dynamic hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(4)	$5,080	$3,230	$1,490	$(1,270)	$(2,340)	$(3,310)

Net impact assuming the change in the value of the hedged assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(4)	$(1,210)	$(720)	$(310)	$200	$290	$240

Impact of assuming that the provisions for adverse deviation for dynamically hedged liabilities are not offset and that the hedging program rebalances at 5% market intervals(5)	(710)	(470)	(190)	(10)	(50)	(70)

Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities, as described above(5)	$(1,920)	$(1,190)	$(500)	$190	$240	$170

Percentage of underlying earnings sensitivitiy to movements in equity markets that is offset by hedges if dynamic hedge assets completely offset the change in the dynamically hedged variable annuity guarantee liability	81%	82%	83%	86%	89%	93%

Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedge assets if dynamic hedge assets do not completely offset the change in the dynamically hedged variable annuity guarantee liability(5)	69%	70%	72%	87%	91%	95%

(1)	See “Caution related to sensitivities” above.
(2)	Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts, but before the offset of hedge assets or other risk mitigants.
(3)
This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The sensitivities assume that the participating policy funds are self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(4)	Best estimate liabilities and associated provisions for adverse deviation.
(5)
Represents the impact of re-balancing equity hedges for dynamically hedged variable annuity guarantee liabilities at 5% market intervals. Also represents the impact of changes in markets on provisions for adverse deviation that are not hedged, but does not include any impact in respect of other sources of hedge ineffectiveness e.g. basis risk, realized volatility and equity, interest rate correlations different from expected among other factors. For presentation purposes, numbers are rounded.

February 7, 2013 – Press Release Reporting Fourth Quarter Results

Potential impact on net income attributed to shareholders arising from changes to public equity returns (1)

As at September 30, 2012
(C$ millions)	-30%	-20%	-10%	10%	20%	30%
Underlying sensitivity to net income attributed to shareholders(2)

Variable annuity guarantees	$(5,950)	$(3,730)	$(1,690)	$1,360	$2,450	$3,300
Asset based fees	(270)	(180)	(90)	90	180	270
General fund equity investments(3)	(320)	(210)	(110)	100	200	300
Total underlying sensitivity	$(6,540)	$(4,120)	$(1,890)	$1,550	$2,830	$3,870

Impact of hedge assets

Impact of macro hedged assets	$1,860	$1,240	$620	$(620)	$(1,240)	$(1,860)
Impact of dynamic hedge assets assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(4)	3,180	1,960	860	(620)	(1,060)	(1,380)
Total impact of hedge assets assuming the change in value of the dynamic hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(4)	$5,040	$3,200	$1,480	$(1,240)	$(2,300)	$(3,240)

Net impact assuming the change in the value of the hedged assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(4)	$(1,500)	$(920)	$(410)	$310	$530	$630

Impact of assuming that the provisions for adverse deviation for dynamically hedged liabilities are not offset and that the hedging program rebalances at 5% market intervals(5)	(760)	(500)	(210)	(40)	(90)	(130)

Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(5)	$(2,260)	$(1,420)	$(620)	$270	$440	$500

Percentage of underlying earnings sensitivitiy to movements in equity markets that is offset by hedges if dynamic hedge assets completely offset the change in the dynamically hedged variable annuity guarantee liability	77%	78%	78%	80%	81%	84%

Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedge assets if dynamic hedge assets do not completely offset the change in the dynamically hedged variable annuity guarantee liability(5)	65%	66%	67%	83%	84%	87%

(1)	See “Caution related to sensitivities” above.
(2)	Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts, but before the offset of hedge assets or other risk mitigants.
(3)
This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The sensitivities assume that the participating policy funds are self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(4)	Best estimate liabilities and associated provisions for adverse deviation
(5)
Represents the impact of re-balancing equity hedges for dynamically hedged variable annuity guarantee liabilities at 5% market intervals. Also represents the impact of changes in markets on provisions for adverse deviation that are not hedged, but does not include any impact in respect of other sources of hedge ineffectiveness e.g. basis risk, realized volatility and equity, interest rate correlations different from expected among other factors. For presentation purposes, numbers are rounded.

February 7, 2013 – Press Release Reporting Fourth Quarter Results

Potential impact on net income attributed to shareholders arising from changes to public equity returns (1)

As at December 31, 2011
(C$ millions)	-30%	-20%	-10%	10%	20%	30%
Underlying sensitivity to net income attributed to shareholders(2)

Variable annuity guarantees	$(6,080)	$(3,830)	$(1,780)	$1,490	$2,720	$3,690
Asset based fees	(260)	(180)	(80)	90	180	260
General fund equity investments(3)	(300)	(200)	(110)	100	200	300
Total underlying sensitivity	$(6,640)	$(4,210)	$(1,970)	$1,680	$3,100	$4,250

Impact of hedge assets

Impact of macro hedged assets	$1,420	$950	$470	$(470)	$(950)	$(1,420)
Impact of dynamic hedge assets assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(4)	3,170	1,980	900	(710)	(1,240)	(1,610)
Total impact of hedge assets assuming the change in value of the dynamic hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(4)	$4,590	$2,930	$1,370	$(1,180)	$(2,190)	$(3,030)

Net impact assuming the change in the value of the hedged assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(4)	$(2,050)	$(1,280)	$(600)	$500	$910	$1,220

Impact of assuming that the provisions for adverse deviation for dynamically hedged liabilities are not offset and that the hedging program rebalances at 5% market intervals(5)	(700)	(460)	(200)	(10)	(20)	(30)

Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(5)	$(2,750)	$(1,740)	$(800)	$490	$890	$1,190

Percentage of underlying earnings sensitivitiy to movements in equity markets that is offset by hedges if dynamic hedge assets completely offset the change in the dynamically hedged variable annuity guarantee liability	69%	70%	70%	70%	71%	71%

Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedge assets if dynamic hedge assets do not completely offset the change in the dynamically hedged variable annuity guarantee liability(5)	59%	59%	59%	71%	71%	72%

(1)	See “Caution related to sensitivities” above.
(2)	Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts, but before the offset of hedge assets or other risk mitigants.
(3)
This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The sensitivities assume that the participating policy funds are self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(4)	Best estimate liabilities and associated provisions for adverse deviation.
(5)
Represents the impact of re-balancing equity hedges for dynamically hedged variable annuity guarantee liabilities at 5% market intervals. Also represents the impact of changes in markets on provisions for adverse deviation that are not hedged, but does not include any impact in respect of other sources of hedge ineffectiveness e.g. basis risk, realized volatility and equity, interest rate correlations different from expected among other factors. For presentation purposes, numbers are rounded.

February 7, 2013 – Press Release Reporting Fourth Quarter Results

Potential impact on MLI’s MCCSR ratio arising from public equity returns different than the expected return for policy liability valuation(1),(2)

	Impact on MLI MCCSR ratio
percentage points	-30%	-20%	-10%	+10%	+20%	+30%
December 31, 2012	(17)	(11)	(5)	1	2	6
September 30, 2012	(20)	(12)	(6)	1	1	1
December 31,2011	(27)	(15)	(7)	2	3	4

(1)	See “Caution related to sensitivities” above.

(2)
The potential impact is shown assuming that the change in value of the hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities, including the provisions for adverse deviation. The estimated amount that would not be completely offset assumes that provision for adverse deviation is not offset and that the hedge assets are based on the actual position at the period end.

The following table shows the notional value of shorted equity futures contracts utilized for our variable annuity guarantee dynamic hedging and our macro equity risk hedging strategies.

As at
C$ millions	December 31, 2012	September 30, 2012	December 31, 2011
For variable annuity guarantee dynamic hedging strategy	$9,500	$9,800	$10,600
For macro equity risk hedging strategy	7,800	7,300	5,600
Total	$17,300	$17,100	$16,200

During the quarter, we added approximately $700 million of guarantee value to our dynamic hedging program in respect of segregated fund guarantee business. We rebalanced our dynamic hedging program in light of favourable equity market increases, as well as for the impact of the actuarial basis changes.

In the macro hedging program approximately $250 million of notional value of additional equity futures were put in place during the quarter.

D6         Interest rate and spread risk

As at December 31, 2012, the sensitivity of our quarterly net income attributed to shareholders to a 100 basis point parallel decline in interest rates was a charge of $400 million, ahead of our 2014 year end goal of a charge of $1.1 billion. The $200 million decrease in sensitivity from September 30, 2012 was attributable to risk reduction actions in our U.S. dollar exposures.

The 100 basis point parallel decline includes a change of one per cent in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates and corporate spreads, relative to the rates assumed in the valuation of policy liabilities, including embedded derivatives. Based on interest rates at the end of the third and fourth quarters of 2012, a 100 basis point decline in interest rates would result in a movement to a different prescribed reinvestment scenario for policy liability valuation in some jurisdictions, which would produce a higher reserve. The potential earnings impact of a 100 basis point decline in the third and fourth quarters includes approximately $400 and $200 million, respectively, related to the impact of the scenario change. This amount would be expected to reduce over time, should risk free rates remain unchanged, as the ultimate reinvestment rate moves toward current risk free rates. Further, as the sensitivity to a 100 basis point decline in interest rates includes the impact of the change in prescribed reinvestment scenarios, the impact of changes to interest rates for less than, or more than, the amounts indicated are unlikely to be linear.  For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.

February 7, 2013 – Press Release Reporting Fourth Quarter Results

The income impact does not allow for any future potential changes to the URR assumptions or other potential impacts of lower interest rate levels, for example, increased strain on the sale of new business, lower interest earned on our surplus assets, or updates to actuarial assumptions related to variable annuity bond fund calibration. It also does not reflect potential management actions to realize gains or losses on AFS fixed income assets held in the surplus segment in order to partially offset changes in MLI’s MCCSR ratio due to changes in interest rate levels.

Potential impact on net income attributed to shareholders and MLI’s MCCSR ratio of an immediate one per cent parallel change in interest rates relative to rates assumed in the valuation of policy liabilities(1),(2),(3),(4)

As at	December 31, 2012		September 30, 2012		December 31, 2011
	-100bp	+100bp	-100bp	+100bp	-100bp	+100bp
Net income attributed to shareholders (C$ millions):
Excluding change in market value of AFS fixed income assets held in the surplus segment	$ (400)	$ 200	$ (600)	$ 200	$ (1,000)	$ 700
From fair value changes in AFS assets held in surplus, if realized	800	(700)	900	(800)	800	(700)
MLI’s MCCSR ratio (Percentage points):
Before impact of change in market value of AFS fixed income assets held in the surplus segment(5)	(16)	10	(17)	9	(18)	13
From fair value changes in AFS assets held in surplus, if realized	5	(5)	5	(5)	5	(5)

(1)	See “Caution related to sensitivities” above.

(2)
Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees.  For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.

(3)
The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the aggregate amount of unrealized gain or loss. The table above only reflects the impact of the change in the unrealized position, as the total unrealized position will depend upon the unrealized position at the beginning of the period.

(4)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities. Impact of realizing 100% of market value of AFS fixed income is as of the end of the quarter.

(5)
The impact on MLI’s MCCSR ratio includes both the impact of lower earnings on available capital as well as the increase in required capital that results from a decline in interest rates.  The potential increase in required capital accounted for 11 of the 16 points impact of a 100 bp decline in interest rates on MLI’s MCCSR ratio.

The following table shows the potential impact on net income attributed to shareholders resulting from a change in credit spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on the total interest rate, relative to the spreads assumed in the valuation of policy liabilities.

February 7, 2013 – Press Release Reporting Fourth Quarter Results

Potential impact on net income attributed to shareholders arising from changes to corporate spreads and swap spreads(1),(2),(3)

C$ millions As at	December 31, 2012	September 30, 2012	December 31, 2011
Corporate spreads(4)
Increase 50 basis points	$500	$600	$500
Decrease 50 basis points	(1,000)	(1,200)	(900)
Swap spreads
Increase 20 basis points	$(600)	$(700)	$(600)
Decrease 20 basis points	600	700	600

(1)	See “Caution related to sensitivities” above.

(2)
The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in off-balance sheet bond fund value arising from changes in credit spreads. The sensitivities assume that the participating policy funds are self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in corporate spreads.

(3)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

(4)	Corporate spreads are assumed to grade to an expected long-term average over five years.

Based on spreads at the end of the third and fourth quarters, a 50 basis point decline in corporate spreads would result in a movement to a different prescribed reinvestment scenario for policy liability valuation in some jurisdictions, which would produce a higher reserve. The potential earnings impact of a 50 basis point decline in the third and fourth quarter includes approximately $700 and $400 million, respectively, related to the impact of the scenario change. This amount would be expected to reduce over time, should risk free rates remain unchanged, as the ultimate reinvestment rate moves toward current risk free rates. Further, as the sensitivity to a 50 basis point decline in corporate spreads includes the impact of the change in prescribed reinvestment scenarios, the impact of changes to corporate spreads for less than, or more than, the amounts indicated are unlikely to be linear.

E           ACCOUNTING MATTERS AND CONTROLS

E1         Critical accounting and actuarial policies

Our significant accounting policies under IFRS are described in note 1 to our Consolidated Financial Statements for the year ended December 31, 2011.  The critical accounting policies and the estimation processes related to the determination of insurance contract liabilities, fair values of financial instruments, the application of derivative and hedge accounting, the determination of pension and other post-employment benefit obligations and expenses, and accounting for income taxes and uncertain tax positions are described on pages 65 to 73 of our 2011 Annual Report.

E2         Actuarial methods and assumptions

As noted in section A1 above, in the fourth quarter we reported a charge of $87 million for the impact of changes to actuarial methods and assumptions.  The charge was primarily attributed to model refinements related to the estimated impact of a U.S. Life policy valuation system conversion on the measurement of policy liabilities.

The following table summarizes the significant items contained in the fourth quarter changes to Actuarial Methods and Assumptions.

February 7, 2013 – Press Release Reporting Fourth Quarter Results

C$ millions	To	To Net Income Attributed
Assumption	Policy Liabilities	to Shareholders
Model refinements related to the estimated impact of a systems conversion	$218	$(141)
Other	(65)	54
Net impact	$153	$(87)

In the third quarter, the Company completed its annual review of actuarial methods and assumptions which resulted in a charge of $1,006 million to net income attributed to shareholders. This amount is explained in our Third Quarter 2012 Report to Shareholders.  See also Section B2 above.

E3         Sensitivity of policy liabilities to updates to assumptions

When the assumptions underlying our determination of policy liabilities are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects income. The sensitivity of after-tax income to updates to asset related assumptions underlying policy liabilities is shown below, assuming that there is a simultaneous update to the assumption across all business units.

For updates to asset related assumptions, the sensitivity is shown net of the corresponding impact on income of the change in the value of the assets supporting liabilities. In practice, experience for each assumption will frequently vary by geographic market and business and assumption updates are made on a business/geographic specific basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.

Most participating business is excluded from this analysis because of the ability to pass both favourable and adverse experience to the policyholders through the participating dividend adjustment.

We have updated our disclosure to show the estimated impact on net income for the next five years and the following five years from changes in ultimate fixed income reinvestment rates (“URR”) driven by changes in risk free rates.

The table below shows the potential impact on annual net income attributable to shareholders where the URR is determined assuming that risk free rates remain at their starting December 31, 2012 levels. It also shows the potential impact if the URR were determined using risk free rates that are assumed to immediately rise or immediately fall by 50 basis points and then stay at these new levels. We also provide pro-forma estimates as at December 31, 2011 developed using our previously disclosed URR sensitivities. For these pro-forma estimates we assume that assets, liabilities and the interest rate environment are those which were used to value reserves at that time.

Canadian actuarial standards of practice require that reserves be at least as great as the largest value produced by a set of prescribed reinvestment scenarios. The impacts below assume that the URR changes implied by these shocks do not change which reinvestment scenario produces the largest reserve.

February 7, 2013 – Press Release Reporting Fourth Quarter Results

Potential impact on aggregate net income over the next five years and the following five years net income attributed to shareholders arising from potential changes to the fixed income ultimate reinvestment rates (“URR”) (1)

As at December 31, C$ millions	2012		2011
For the periods	2013-2017	2018-2022	2012-2016	2017-2021
Risk free rates remain at December 31, 2012 and December 31, 2011 levels, respectively.	$ (1,600)	$ (300)	$ (2,100)	$ (500)
Risk free rates rise 50 bp immediately from their December 31, 2012 or December 31, 2011, levels respectively, and then remain at those new levels thereafter.	$ (900)	$ (0)	$ (1,300)	$ (200)
Risk free rates fall 50 bp immediately from their December 31, 2012 or December 31, 2011, levels, respectively, and then remain at those new levels thereafter.	$ (2,200)	$ (500)	$ (2,700)	$ (700)

(1)
Current URRs in Canada are 1.00% per annum and 3.00% per annum for short and long-term bonds, respectively, and in the U.S. are 0.80% per annum and 3.60% per annum for short and long-term bonds, respectively.  Since the URRs are based upon a five and ten year rolling average of government bond rates and the URR valuation assumptions are currently higher than the December 31, 2012 government bond rates, continuation of current rates or a further decline could have a material impact on net income.  However, for this sensitivity, we assume the URRs decline with full and immediate effect.

Potential impact on net income attributed to shareholders arising from changes to asset related assumptions supporting actuarial liabilities, excluding the fixed income ultimate reinvestment rate discussed above

C$ millions	Increase (decrease) in after-tax income
As at	December 31, 2012		September 30, 2012		December 31, 2011
Asset related assumptions updated periodically in valuation basis changes	Increase	Decrease	Increase	Decrease	Increase	Decrease
100 basis point change in future annual returns for public equities(1)	$ 800	$(900)	$ 900	$(800)	$ 900	$(900)
100 basis point change in future annual returns for alternative long-duration assets(2)	3,900	(4,000)	4,000	(3,900)	4,200	(3,800)
100 basis point change in equity volatility assumption for stochastic segregated fund modeling(3)	(300)	300	(300)	300	(300)	300

(1)
The sensitivity to public equity returns above includes the impact on both segregated fund guarantee reserves and on other policy liabilities. For a 100 basis point increase in expected growth rates, the impact from segregated fund guarantee reserves is $500 million (September 30, 2012 – $600 million). For a 100 basis point decrease in expected growth rates, the impact from segregated fund guarantee reserves is $(600) million (September 30, 2012 – $(600) million). Expected long-term annual market growth assumptions for public equities pre-dividends for key markets are based on long-term historical observed experience and compliance with actuarial standards. The growth rates for returns in the major markets used in the stochastic valuation models for valuing segregated fund guarantees are 7.6% per annum in Canada, 7.6% per annum in the U.S. and 5.3% per annum in Japan. Growth assumptions for European equity funds are market-specific and vary between 5.8% and 7.85%.

(2)
Alternative long-duration assets include commercial real estate, timber and agricultural real estate, oil and gas, and private equities. The increase of $100 million in sensitivity from September 30, 2012 to December 31, 2012 is primarily related to the drop in corporate spreads during the quarter, reducing the rate at which funds can be reinvested in.

(3)
Volatility assumptions for public equities are based on long-term historic observed experience and compliance with actuarial standards. The resulting volatility assumptions are 17.15% per annum in Canada and 17.15% per annum in the U.S. for large cap public equities, and 19% per annum in Japan. For European equity funds, the volatility assumptions vary between 16.15% and 18.35%.

E4	Goodwill impairment testing

In the third quarter of 2012, we reported a charge of $200 million related to goodwill, associated with the Individual Insurance business in Canada and driven by the low interest rate environment.

The Company completed its 2012 goodwill and intangible assets tests in the fourth quarter of 2012, and as a result, management concluded that there was no further impairment of goodwill or intangible assets with indefinite lives.

February 7, 2013 – Press Release Reporting Fourth Quarter Results

E5         Future accounting and reporting changes

There are a number of accounting and reporting changes issued under IFRS including those still under development by the International Accounting Standards Board (“IASB”) that will impact the Company beginning in 2013 and later. A summary of the most recently issued new accounting standards is as follows:

Topic	Effective date	Measurement / Presentation	Expected impact

IFRS 10, IFRS 11, IFRS 12 (and related amendments) and amendments to IAS 27, and IAS 28 regarding consolidation, disclosures and related matters	Jan 1, 2013	Measurement and disclosure	Not expected to have a significant impact.
IFRS 13 “Fair Value Measurement”	Jan 1, 2013	Measurement and disclosure	Not expected to have a significant impact.
Amendments to IAS 1 “Presentation of Financial Statements”	Jan 1, 2013	Presentation	Not expected to have a significant impact.
Amendments to IAS 19 “Employee Benefits”	Jan 1, 2013	Measurement	See below
IFRS 9 “Financial Instruments”	Jan 1, 2015	Measurement	Currently assessing.

Expected impact of amendments to IAS 19 “Employee Benefits”: The new standard will result in an increase in the defined benefit liability, primarily related to unrecognized net actuarial losses on the Company’s pension and other post-employment benefit plans with an offsetting charge to opening Accumulated Other Comprehensive Income (“AOCI”).  Upon adoption, 2012 net income will be retrospectively restated primarily to remove the amortization of unrecognized net actuarial losses. This has the impact of increasing ROE by 0.6 per cent.  Future actuarial gains and losses related to these plans will adjust the amount of AOCI.

Below is a summary of the expected impacts of the amendments as at and for the year ended December 31, 2012. These adjustments will be recognized in 2013 by restating 2012 to reflect the impact of the amendments.

(C$ million)	Pension plans	Other post-employment benefits	Total
Increase (decrease) in defined benefit liability	$872	$(33)	$839
Increase (decrease) in deferred tax liability	(277)	11	(266)
Increase (decrease) in AOCI	(669)	15	(654)
Increase (decrease) in 2012 net income	74	(7)	67

February 7, 2013 – Press Release Reporting Fourth Quarter Results

F        OTHER

F1         Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses.  Non-GAAP measures include: Core Earnings; Net Income in Accordance with U.S. GAAP; Total Equity in Accordance with U.S. GAAP; Core ROE; Core Earnings Per Share; Constant Currency Basis; Premiums and Deposits; Funds under Management; Capital; Embedded Value; New Business Embedded Value; and Sales. Non-GAAP financial measures are not defined terms under GAAP and, therefore, with the exception of Net Income in Accordance with U.S. GAAP and Total Equity in Accordance with U.S. GAAP (which are comparable to the equivalent measures of issuers whose financial statements are prepared in accordance with U.S. GAAP), are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

Core earnings (losses) is a non-GAAP measure which we use to better understand the long-term earnings capacity and valuation of the business. Core earnings excludes the direct impact of changes in equity markets and interest rates as well as a number of other items, outlined below, that are considered material and exceptional in nature. While this metric is relevant to how we manage our business and offers a consistent methodology, it is not insulated from macro-economic factors, which can have a significant impact.

Any future changes to the core earnings definition referred to below, will be disclosed.

Items that are included in core earnings are:

1.
Expected earnings on in-force, including expected release of provisions for adverse deviation, fee income, margins on group business and spread business such as Manulife Bank and asset fund management.

2.	Macro hedging costs based on expected market returns.

3.	New business strain.

4.	Policyholder experience gains or losses.

5.	Acquisition and operating expenses compared to expense assumptions used in the measurement of policy liabilities.

6.	Up to $200 million of investment gains reported in a single year, which are referred to as “core investment gains”.

7.	Earnings on surplus other than mark-to-market items. Gains on available-for-sale (“AFS”) equities and seed money investments are included in core earnings.

8.	Routine or non-material legal settlements.

9.	All other items not specifically excluded.

10.	Tax on the above items.

11.	All tax related items except the impact of enacted or substantially enacted income tax rate changes.

February 7, 2013 – Press Release Reporting Fourth Quarter Results

Items excluded from core earnings are:

1.	The direct impact of equity markets and interest rates, consisting of:
•	Income (charges) on variable annuity guarantee liabilities not dynamically hedged.
•	Gains (charges) on general fund equity investments supporting policy liabilities and on fee income.
•	Gains (losses) on macro equity hedges relative to expected costs. The expected cost of macro hedges is calculated using the equity assumptions used in the valuation of policy liabilities.
•	Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of policy liabilities, including the impact on the fixed income ultimate reinvestment rate (“URR”).
•	Gains (charges) on sale of AFS bonds and open derivatives not in hedging relationships in the Corporate and Other segment.

2.
The earnings impact of the difference between the net increase (decrease) in variable annuity liabilities that are dynamically hedged and the performance of the related hedge assets.  Our variable annuity dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks or measurements associated with the guarantees embedded in these products for a number of reasons, including:  provisions for adverse deviation, fund performance, the portion of the interest rate risk that is not dynamically hedged, realized equity and interest rate volatilities and changes to policyholder behaviour.

3.
Net investment related gains in excess of $200 million per annum or net losses on a year-to-date basis.  Investment gains (losses) relate to fixed income trading, alternative long-duration asset returns, credit experience and asset mix changes.  These gains and losses are a combination of reported investment experience as well as the impact of investing activities on the measurement of our policy liabilities.  The maximum of $200 million per annum to be reported in core earnings compares with an average of over $80 million per quarter of investment gains reported since first quarter 2007.

4.	Mark-to-market gains or losses on assets held in the Corporate and Other segment other than gains on AFS equities and seed money investments in new segregated or mutual funds.

5.	Changes in actuarial methods and assumptions, excluding URR.

6.	The impact on the measurement of policy liabilities of changes in product features or new reinsurance transactions, if material.

7.	Goodwill impairment charges.

8.	Gains or losses on disposition of a business.

9.	Material one-time only adjustments, including highly unusual/extraordinary and material legal settlements or other items that are material and exceptional in nature.

10.	Tax on the above items.

11.	Impact of enacted or substantially enacted income tax rate changes.

February 7, 2013 – Press Release Reporting Fourth Quarter Results

The following table summarizes for the past eight quarters core earnings and net income (loss) attributed to shareholders.

Total Company

	Quarterly Results
C$ millions, unaudited	2012								2011
For the quarter	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q
Core earnings (losses)
Asia Division	$180		$230		$286		$267		$213		$220		$253		$252
Canadian Division	233		229		201		172		142		259		233		215
U.S. Division	293		288		247		257		189		260		266		290
Corporate & Other (excluding expected cost of macro hedges and core investment gains)	(79)		(117)		(83)		(128)		(124)		(58)		(8)		(225)
Expected cost of macro hedges	(140)		(124)		(118)		(107)		(97)		(107)		(104)		(100)
Core investment gains	50		50		50		50		50		50		50		50
Total core earnings	$537		$556		$583		$511		$373		$624		$690		$482
Investment related gains in excess of core investment gains	318		363		51		205		261		236		323		470
Core earnings plus investment related gains in excess of core investment gains	$855		$919		$634		$716		$634		$860		$1,013		$952
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Income (charges) on variable annuity guarantee liabilities that are dynamically hedged	100		122		(269)		223		(193)		(900)		(52)		(8)
Impact of major reinsurance transactions, in-force product changes	-		26		112		122		-		-		-		-
Direct impact of equity markets and interest rates (see table below)	(18)		(88)		(727)		75		153		(889)		(439)		111
Change in actuarial methods and assumptions, excluding URR	(87)		(1,006)		-		12		2		(651)		(32)		(70)
Goodwill impairment charge	-		(200)		-		-		(665)		-		-		-
Gain (loss) on sale of Life Retrocession Business	-		-		(50)		-		-		303		-		-
Tax items and restructuring charge related to organizational design	207		-		-		58		-		-		-		-
Net income (loss) attributed to shareholders	$1,057		$(227)		$(300)		$1,206		$(69)		$(1,277)		$490		$985

Direct impact of equity markets and interest rates:
Income (charges) on variable annuity liabilities that are not dynamically hedged	$556		$298		$(758)		$982		$234		$(1,211)		$(217)		$102
Gains (charges) on general fund equity investments supporting policy liabilities and on fee income	48		55		(116)		121		56		(227)		(73)		30
Gains (losses) on macro equity hedges relative to expected costs	(292)		(86)		423		(556)		(250)		882		142		(138)
Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of policy liabilities	(290)		(330)		305		(425)		122		(567)		(28)		192
Gains (charges) on sale of AFS bonds and derivative positions in the Corporate segment	(40)		(25)		96		(47)		(9)		301		107		(75)
Charges due to lower fixed income URR assumptions used in the valuation of policy liabilities	-		-		(677)		-		-		(67)		(370)		-
Direct impact of equity markets and interest rates	$(18)		$(88)		$(727)		$75		$153		$(889)		$(439)		$111

Asia Division

	Quarterly Results
C$ millions, unaudited	2012								2011
For the quarter	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q
Asia Division core earnings	$180		$230		$286		$267		$213		$220		$253		$252
Investment related gains in excess of core investment gains	33		12		28		(18)		47		126		7		24
Core earnings plus investment related gains in excess of core investment gains	$213		$242		$314		$249		$260		$346		$260		$276
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Income (charges) on variable annuity guarantee liabilities that are dynamically hedged	9		11		(18)		3		(16)		(3)		(11)		(1)
Direct impact of equity markets and interest rates	460		238		(611)		819		41		(1,055)		(221)		76
Tax items	-		-		-		40		-		-		-		-
Net income (loss) attributed to shareholders	$682		$491		$(315)		$1,111		$285		$(712)		$28		$351

February 7, 2013 – Press Release Reporting Fourth Quarter Results

Canadian Division

	Quarterly Results
C$ millions, unaudited	2012								2011
For the quarter	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q
Canadian Division core earnings	$233		$229		$201		$172		$142		$259		$233		$215
Investment related gains in excess of core investment gains	(31)		20		(115)		116		72		(47)		67		252
Core earnings plus investment related gains in excess of core investment gains	$202		$249		$86		$288		$214		$212		$300		$467
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Income (charges) on variable annuity guarantee liabilities that are dynamically hedged	45		38		(74)		41		(67)		(204)		-		(7)
Impact of major reinsurance transactions, in-force product changes	-		-		137		122		-		-		-		-
Direct impact of equity markets and interest rates	4		91		74		(134)		99		(100)		(36)		49
Net income (loss) attributed to shareholders	$251		$378		$223		$317		$246		$(92)		$264		$509

U.S. Division

	Quarterly Results
C$ millions, unaudited	2012								2011
For the quarter	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q
U.S. Division core earnings	$293		$288		$247		$257		$189		$260		$266		$290
Investment related gains in excess of core investment gains	365		346		154		153		158		215		259		225
Core earnings plus investment related gains in excess of core investment gains	$658		$634		$401		$410		$347		$475		$525		$515
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Income (charges) on variable annuity guarantee liabilities that are dynamically hedged	46		73		(177)		179		(110)		(693)		(41)		-
Impact of major reinsurance transactions	-		26		(25)		-		-		-		-		-
Direct impact of equity markets and interest rates	(150)		(297)		(22)		(15)		268		(810)		(55)		200
Tax items	170		-		-		-		-		-		-		-
Net income (loss) attributed to shareholders	$724		$436		$177		$574		$505		$(1,028)		$429		$715

Corporate and Other

	Quarterly Results
C$ millions, unaudited	2012								2011
For the quarter	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q
Corporate & Other core losses (excluding expected cost of macro hedges and core investment gains)	$(79)		$(117)		$(83)		$(128)		$(124)		$(58)		$(8)		$(225)
Expected cost of macro hedges	(140)		(124)		(118)		(107)		(97)		(107)		(104)		(100)
Core investment gains	50		50		50		50		50		50		50		50
Total core losses	$(169)		$(191)		$(151)		$(185)		$(171)		$(115)		$(62)		$(275)
Investment related losses in excess of core investment gains	(49)		(15)		(16)		(46)		(16)		(58)		(10)		(31)
Core losses plus investment related losses in excess of core investment gains	$(218)		$(206)		$(167)		$(231)		$(187)		$(173)		$(72)		$(306)
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Direct impact of equity markets and interest rates	(332)		(120)		(168)		(595)		(255)		1,076		(127)		(214)
Change in actuarial methods and assumptions, excluding URR	(87)		(1,006)		-		12		2		(651)		(32)		(70)
Goodwill impairment charge	-		(200)		-		-		(665)		-		-		-
Gain (loss) on sale of Life Retrocession Business	-		-		(50)		-		-		303		-		-
Tax items and restructuring charge related to organizational design	37		-		-		18		-		-		-		-
Net income (loss) attributed to shareholders	$(600)		$(1,532)		$(385)		$(796)		$(1,105)		$555		$(231)		$(590)

February 7, 2013 – Press Release Reporting Fourth Quarter Results

Net income in accordance with U.S. GAAP is a non-GAAP profitability measure. It shows what the net income would have been if the Company had applied U.S. GAAP as its primary financial reporting basis. We consider this to be a relevant profitability measure given our large U.S. domiciled investor base and for comparability to our U.S. peers who report under U.S. GAAP.

Total equity in accordance with U.S. GAAP is a non-GAAP measure. It shows what the total equity would have been if the Company had applied U.S. GAAP as its primary financial reporting basis. We consider this to be a relevant measure given our large U.S. domiciled investor base and for comparability to our U.S. peers who report under U.S. GAAP.

Core return on common shareholders’ equity (“Core ROE”) is a non-GAAP profitability measure that presents core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings.  The Company calculates core return on common shareholders’ equity using average common shareholders’ equity.

Core earnings per share is core earnings available to common shareholders expressed per weighted average common share outstanding.

The Company also uses financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations and which are non-GAAP measures. Quarterly amounts stated on a constant currency basis in this report are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for the fourth quarter of 2012.

Premiums and deposits is a non-GAAP measure of top line growth.  The Company calculates premiums and deposits as the aggregate of (i) general fund premiums, net of reinsurance, reported as premiums on the Consolidated Statement of Income, (ii) adding back the premiums ceded related to FDA coinsurance, (iii) premium equivalents for administration only group benefit contracts, (iv) premiums in the Canadian Group Benefits reinsurance ceded agreement, (v) segregated fund deposits, excluding seed money, (vi) mutual fund deposits, (vii) deposits into institutional advisory accounts, and (viii) other deposits in other managed funds.

Premiums and deposits	Quarterly Results			Full Year Results
C$ millions	4Q 2012	3Q 2012	4Q 2011	2012	2011
Net premium income	$5,012	$2,187	$4,540	$10,734	$17,504
Deposits from policyholders	5,537	5,539	5,575	22,993	21,689
Premiums and deposits per financial statements	$10,549	$7,726	$10,115	$33,727	$39,193
Add back premiums ceded relating to FDA coinsurance	2	1,799	-	7,229	-
Investment contract deposits	59	40	126	212	289
Mutual fund deposits	6,117	4,335	3,309	18,843	16,640
Institutional advisory account deposits	5,376	1,106	627	7,744	2,807
ASO premium equivalents	706	673	666	2,819	2,679
Group benefits ceded premiums	1,180	967	941	4,430	3,754
Other fund deposits	139	100	133	497	699
Total premiums and deposits	$24,128	$16,746	$15,917	$75,501	$66,061
Currency impact	-	(61)	(372)	(454)	53
Constant currency premiums and deposits	$24,128	$16,685	$15,545	$75,047	$66,114

February 7, 2013 – Press Release Reporting Fourth Quarter Results

Funds under management is a non-GAAP measure of the size of the Company.  It represents the total of the invested asset base that the Company and its customers invest in.

Funds under management
(C$ millions) As at	Dec 31, 2012	Sept 30, 2012	Dec 31, 2011
Total invested assets	$229,928	$224,761	$226,520
Segregated funds net assets	207,985	205,685	195,933
Funds under management per financial statements	$437,913	$430,446	$422,453
Mutual funds	59,979	55,705	49,399
Institutional advisory accounts (excluding segregated funds)	26,692	21,597	21,652
Other funds	7,358	6,849	6,148
Total fund under management	$531,942	$514,597	$499,652
Currency impact	-	1,563	(10,991)
Constant currency funds under management	$531,942	$516,160	$488,661

Capital The definition we use for capital, a non-GAAP measure, serves as a foundation of our capital management activities at the MFC level.  For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI.  Capital is calculated as the sum of (i) total equity excluding AOCI on cash flow hedges and (ii) liabilities for preferred shares and capital instruments.

Capital
(C$ millions) As at	Dec 31, 2012	Sept 30, 2012	Dec 31, 2011
Total equity	$26,096	$24,961	$24,879
Add AOCI loss on cash flow hedges	50	58	91
Add liabilities for preferred shares and capital instruments	3,501	3,495	4,012
Total capital	$29,647	$28,514	$28,982

Embedded value is a measure of shareholders’ value embedded in the current balance sheet of the Company, excluding any value associated with future new business.

New business embedded value (“NBEV”) is the change in shareholders’ economic value as a result of sales in the reporting period. NBEV is calculated as the present value of expected future earnings, after the cost of capital, on actual new business sold in the period using future mortality, morbidity, policyholder behaviour, expense and investment assumptions that are consistent with the assumptions used in the valuation of our policy liabilities.

The principal economic assumptions used in the NBEV calculations in the fourth quarter were as follows:

	Canada	U.S.	Hong Kong	Japan
MCCSR ratio	150%	150%	150%	150%
Discount rate	8.50%	8.50%	9.25%	6.25%
Jurisdictional income tax rate	26%	35%	16.5%	33%
Foreign exchange rate	n/a	0.983671	0.126912	0.012138
Yield on surplus assets	4.50%	4.50%	4.50%	2.00%

February 7, 2013 – Press Release Reporting Fourth Quarter Results

Sales are measured according to product type:

For total individual insurance, sales include 100 per cent of new annualized premiums and 10 per cent of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year.  Sales are reported gross before the impact of reinsurance.  Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance.

For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.

For individual wealth management contracts, all new deposits are reported as sales. This includes individual annuities, both fixed and variable; mutual funds; college savings 529 plans; and authorized bank loans and mortgages.

For group pensions/retirement savings, sales of new regular premiums and deposits reflect an estimate of expected deposits in the first year of the plan with the Company. Single premium sales reflect the assets transferred from the previous plan provider. Sales include the impact of the addition of a new division or of a new product to an existing client. Total sales include both new regular and single premiums and deposits.

F2                      Key Planning Assumptions and Uncertainties

Manulife’s 2016 management objectives do not constitute guidance and are based on certain key planning assumptions, including: current accounting and regulatory capital standards; no acquisitions; equity market and interest rate assumptions consistent with our long term assumptions, and favourable investment experience included in core earnings25.

F3                                Caution regarding forward-looking statements

From time to time, MFC makes written and/or oral forward-looking statements, including in this document.  In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others.  All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements in this document include, but are not limited to, statements with respect to our 2016 management objectives for core earnings and core ROE, potential future charges related to URR assumptions if current low interest rates persist, changes in MLI’s MCCSR ratio and additional risks regarding entities within the MFC group that are interconnected which may make separation difficult.  The forward-looking statements in this document also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way. Certain material factors or assumptions are applied in making forward-looking statements, including in the case of our 2016 management objectives for core earnings and core ROE, the assumptions

25	Interest rate assumptions based on forward curve as of June 30, 2012. Core earnings includes up to $200 million per annum of investment gains.

February 7, 2013 – Press Release Reporting Fourth Quarter Results

described under “Key Planning Assumptions and Uncertainties” in our 2011 Annual Report and in this document and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: the factors identified in “Key Planning Assumptions and Uncertainties” in our 2011 Annual Report and in this document and under “Risk Management and Risk Factors Update” in this document; general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies and actuarial methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; and our ability to protect our intellectual property and exposure to claims of infringement. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management”, “Risk Management and Risk Factors” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual report, under “Risk Management and Risk Factors Update” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent interim report, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. The forward-looking statements in this documents are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations as well as our objectives and strategic priorities, and may not be appropriate for other purposes.  We do not undertake to update any forward-looking statements, except as required by law.

February 7, 2013 – Press Release Reporting Fourth Quarter Results

Consolidated Statements of Income (Loss)

(Canadian $ in millions except per share information, unaudited)	For the three months ended		For the years ended
	December 31		December 31
	2012	2011	2012	2011
Revenue
Net premium income 1	$5,012	$4,540	$10,734	$17,504
Investment income
Investment income	2,095	2,034	8,792	10,367
Realized/ unrealized gains (losses) on assets supporting insurance and investment contract liabilities 2	(1,600)	1,360	3,050	15,870
Other revenue	1,690	1,765	7,356	7,242
Total revenue	$7,197	$9,699	$29,932	$50,983
Contract benefits and expenses
To contractholders and beneficiaries
Death, disability and other claims	$2,282	$2,224	$9,527	$9,213
Maturity and surrender benefits	1,472	1,375	5,058	5,403
Annuity payments	838	802	3,244	3,164
Policyholder dividends and experience rating refunds	257	302	1,092	1,080
Net transfers from segregated funds	(185)	(130)	(718)	(299)
Change in insurance contract liabilities 2	39	4,364	13,442	27,934
Change in investment contract liabilities	26	35	87	64
Ceded benefits and expenses	(1,526)	(1,325)	(5,924)	(4,918)
Change in reinsurance assets 1	154	(1,486)	(8,065)	(1,852)
Net benefits and claims	$3,357	$6,161	$17,743	$39,789
General expenses	1,277	1,134	4,531	4,061
Investment expenses	297	273	1,091	1,001
Commissions	1,012	987	3,932	3,813
Interest expense 3	119	288	967	1,249
Net premium taxes	78	72	299	257
Goodwill impairment	-	665	200	665
Total contract benefits and expenses	$6,140	$9,580	$28,763	$50,835
Income before income taxes	$1,057	$119	$1,169	$148
Income tax recovery (expense)	22	(174)	523	97
Net income (loss)	$1,079	$(55)	$1,692	$245
Less: Net income attributed to non-controlling interest in subsidiaries	2	14	59	27
Net income (loss) attributed to participating policyholders	20	-	(103)	89
Net income (loss) attributed to shareholders	$1,057	$(69)	$1,736	$129
Preferred share dividends	(29)	(21)	(112)	(85)
Common shareholders' net income (loss)	$1,028	$(90)	$1,624	$44

Basic earnings (loss) per common share	$0.56	$(0.05)	$0.90	$0.02
Diluted earnings (loss) per common share	$0.56	$(0.05)	$0.88	$0.02

1 On June 29, 2012 and September 25, 2012 the Company entered into coinsurance agreements to reinsure 89 per cent of its book value fixed deferred annuity business. Under the terms of the agreements, the Company will maintain responsibility for servicing of the policies and some of the assets and has retained the remaining exposure. The premiums ceded relating to FDA coinsurance were $2 miliion and $7,229 million for Q4 2012 and full year 2012, respectively.

2 The volatility in realized/unrealized gains on assets supporting insurance and investment contract liabilities relates primarily to the impact of interest rates changes on bond and fixed income derivative positions as well as interest rate swaps supporting the dynamic hedge program. These items are mostly offset by changes in the measurement of our policy obligations. For fixed income assets supporting insurance and investment contracts, equities supporting pass through products and derivatives related to variable annuity hedging programs, the impact of realized/ unrealized gains on the assets is largely offset in the change in insurance and investment contract liabilities.

3 Q4 2012 includes the release of interest provision related to tax contigency.

February 7, 2013 – Press Release Reporting Fourth Quarter Results

Consolidated Statements of Financial Position

(Canadian $ in millions, unaudited)
	As at December 31
Assets	2012	2011
Invested assets
Cash and short-term securities	$13,484	$12,813
Securities
Bonds	119,281	120,487
Stocks	11,995	10,243
Loans
Mortgages	35,082	35,023
Private placements	20,275	20,294
Policy loans	6,793	6,827
Bank loans	2,142	2,288
Real estate	8,513	7,466
Other invested assets	12,363	11,079
Total invested assets	$229,928	$226,520
Other assets
Accrued investment income	$1,802	$1,802
Outstanding premiums	1,009	781
Derivatives	14,707	15,472
Goodwill and intangible assets	5,113	5,442
Reinsurance assets	18,681	10,728
Deferred tax asset	3,148	1,757
Miscellaneous	3,683	3,542
Total other assets	$48,143	$39,524
Segregated funds net assets	$207,985	$195,933
Total assets	$486,056	$461,977

Liabilities and Equity
Policy liabilities
Insurance contract liabilities	$199,588	$190,366
Investment contract liabilities	2,424	2,540
Bank deposits	18,857	18,010
Deferred tax liability	694	766
Derivatives	7,206	7,627
Other liabilities	14,253	12,341
	$243,022	$231,650
Long-term debt	5,452	5,503
Liabilities for preferred shares and capital instruments	3,501	4,012
Segregated funds net liabilities	207,985	195,933
Total liabilities	$459,960	$437,098

Equity
Issued share capital
Preferred shares	$2,497	$1,813
Common shares	19,886	19,560
Contributed surplus	257	245
Shareholders' retained earnings	3,178	2,501
Shareholders' accumulated other comprehensive income (loss)	(369)	96
Total shareholders' equity	$25,449	$24,215
Participating policyholders' equity	146	249
Non-controlling interest in subsidiaries	501	415
Total equity	$26,096	$24,879
Total liabilities and equity	$486,056	$461,977

February 7, 2013 – Press Release Reporting Fourth Quarter Results